Filed Pursuant to Rule 424(b)(3)
Registration No. 333-186656

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
SUPPLEMENT NO. 15 DATED APRIL 1, 2014
TO THE PROSPECTUS DATED AUGUST 26, 2013
This document supplements, and should be read in conjunction with, the prospectus of Cole Real Estate Income Strategy (Daily NAV), Inc. dated August 26, 2013, Supplement No. 12 dated February 18, 2014, which superseded and replaced all previous supplements to the prospectus, Supplement No. 13 dated March 3, 2014 and Supplement No. 14 dated March 13, 2014. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Real Estate Income Strategy (Daily NAV), Inc.;
(2)	updates to our suitability standards;
(3)	recent real property investments;
(4)	the net asset value (“NAV”) per share for each class of common stock on each business day for the month of March 2014;
(5)	information regarding the share redemption limit;
(6)
a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section substantially the same as that which was included in our Annual Report on Form 10-K filed on March 28, 2014;

(7)	the delivery of revised forms of our Initial Subscription Agreement and Additional Subscription Agreement, attached hereto as Appendices B and C, respectively; and
(8)
our consolidated financial statements and the notes thereto as of December 31, 2013 and 2012, and for the years ended December 31, 2013, 2012 and 2011, as included in our Annual Report on Form 10-K, filed on March 28, 2014.

Status of Our Public Offering
We commenced our initial public offering on December 6, 2011 for a maximum of $4,000,000,000 in W Shares of common stock. On August 26, 2013, our registration statement, which registered the offer and sale of our W Shares as well as two new classes of our common stock, A Shares and I Shares, was declared effective by the Securities and Exchange Commission. We are offering up to $4,000,000,000 in shares of common stock of the three classes, consisting of $3,500,000,000 in shares in our primary offering and $500,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of W Shares, A Shares and I Shares with a dollar value up to the maximum offering amount. During the month of March 2014, we accepted investors’ subscriptions for, and issued, a total of 233,354 shares of our common stock in our offering, resulting in gross proceeds to us of approximately $4.0 million, consisting of 225,924 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $3.9 million, and 7,430 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $126,000. As of March 31, 2014, we had accepted investors’ subscriptions for, and issued, approximately 4.9 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $79.5 million. We have special escrow provisions for residents of Pennsylvania which have not been satisfied as of March 31, 2014; therefore, we have not accepted subscriptions from residents of Pennsylvania.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
Suitability Standards
The following information supersedes and replaces the fifth and ninth paragraphs in the list of state suitability requirements under the third paragraph of the section of our prospectus captioned “Suitability Standards” beginning on page i of the prospectus.
Kentucky and Michigan — Investors must have a liquid net worth of at least 10 times their investment in us.
North Dakota, Oregon and Pennsylvania — Investors must have a net worth of at least 10 times their investment in us.

Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 21 of the prospectus and “Investment Objectives and Policies — Real Property Investments” beginning on page 86 of the prospectus.
As of March 31, 2014, we, through separate wholly-owned limited liability companies and limited partnerships, owned 40 properties located in 21 states, consisting of approximately 775,000 gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. The properties generally were acquired through the use of proceeds from our initial public offering and from proceeds from our line of credit. We acquired four properties between March 1, 2014 and March 31, 2014 for an aggregate purchase price of $6.3 million, consisting of approximately 24,000 gross rentable square feet.
NAV per Share
The following is a list of the NAV per share on each business day for the month of March 2014 for each of our classes of common stock:

	NAV per Share
Date	W Shares	A Shares	I Shares
March 3, 2014	$16.94	$16.92	$16.96
March 4, 2014	$16.94	$16.92	$16.96
March 5, 2014	$16.98	$16.96	$17.00
March 6, 2014	$16.98	$16.96	$17.00
March 7, 2014	$16.98	$16.96	$17.00
March 10, 2014	$16.98	$16.96	$17.00
March 11, 2014	$16.98	$16.96	$17.00
March 12, 2014	$16.97	$16.96	$17.00
March 13, 2014	$16.98	$16.96	$17.00
March 14, 2014	$16.98	$16.96	$17.00
March 17, 2014	$16.98	$16.97	$17.00
March 18, 2014	$16.98	$16.97	$17.00
March 19, 2014	$16.98	$16.97	$17.00
March 20, 2014	$16.98	$16.97	$17.00
March 21, 2014	$16.98	$16.96	$17.00
March 24, 2014	$16.98	$16.96	$17.00
March 25, 2014	$16.98	$16.96	$17.00
March 26, 2014	$16.99	$16.97	$17.01
March 27, 2014	$16.99	$16.97	$17.01
March 28, 2014	$16.99	$16.97	$17.01
March 31, 2014	$16.99	$16.97	$17.01
The NAV per share is the price at which we sold our shares pursuant to purchase orders (excluding selling commissions charged on A Shares), and redeemed shares pursuant to redemption requests, on the business day specified. Purchases and redemptions will be made in accordance with our policies as set forth in the registration statement and prospectus to which this prospectus supplement relates. Our NAV per share for each of our classes of common stock is posted daily on our website at https://www.colecapital.com/cole-income-nav-strategy/daily-nav.
Please refer to “Valuation Policies” in the current prospectus, as supplemented, for important information about how NAV is determined for each of our classes of common stock. Our NAV per share for each share class, which is updated daily, along with our registration statement, prospectus, and prospectus supplements are available on our website at https://www.colecapital.com/cole-income-nav-strategy/reit-overview.
Redemption Limit
As disclosed on our website, as of March 31, 2014, our NAV was $81,726,876. As of April 1, 2014, the redemption limit for the quarter ending June 30, 2014 was 10% of our NAV as of March 31, 2014. Given that sales of our common stock have exceeded redemption requests quarter to date, the redemption limit as of April 1, 2014 has not been reduced below 10% of our NAV as of March 31, 2014.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
The prospectus is hereby supplemented with the following “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is substantially the same as that which was included in our Annual Report on Form 10-K for the year ended December 31, 2013. Unless otherwise defined in this supplement, capitalized terms are defined in such Annual Report.
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and notes thereto, included elsewhere in this prospectus supplement.
Overview
Cole Real Estate Income Strategy (Daily NAV), Inc. (the “Company,” “we,” “our” or “us”) was formed on July 27, 2010, to acquire and operate a diversified portfolio of (1) necessity retail, office and industrial properties that are leased to creditworthy tenants under long-term net leases, and are strategically located throughout the United States and U.S. protectorates, (2) notes receivable secured by commercial real estate, including the origination of loans, and (3) cash, cash equivalents, other short-term investments and traded real estate securities. We commenced our principal operations on December 7, 2011, when we issued the initial $10.0 million in shares of our common stock (the “Offering”) and acquired our first real estate property. We have no paid employees and are externally advised and managed by Cole Real Estate Income Strategy (Daily NAV) Advisors, LLC (“Cole Advisors”). We elected to be taxed, and currently qualify, as a real estate investment trust (“REIT”) for federal income tax purposes.
On February 7, 2014, American Realty Capital Properties, Inc. (“ARCP”) acquired Cole Real Estate Investments, Inc. (“Cole,” formerly known as Cole Credit Property Trust III, Inc.) pursuant to a transaction whereby Cole merged with and into Clark Acquisition, LLC, a wholly owned subsidiary of ARCP (“Merger Sub”), with Merger Sub surviving as a wholly owned subsidiary of ARCP (the “ARCP Merger”). ARCP is a self-managed publicly traded Maryland corporation listed on The NASDAQ Global Select Market, focused on acquiring and owning single tenant freestanding commercial properties subject to net leases with high credit quality tenants. As a result of the ARCP Merger, ARCP indirectly owns and/or controls our external advisor, Cole Advisors, our dealer manager, Cole Capital Corporation (“CCC”), our property manager, CREI Advisors, LLC (“CREI Advisors”), and our sponsor, Cole Capital™ (“Cole Capital”), as discussed in Note 16 to the consolidated financial statements included elsewhere in this prospectus supplement.
As of December 31, 2013, we owned 32 properties located in 19 states, comprising 720,000 rentable square feet of commercial space including square feet of buildings which are on land subject to ground leases. Our operating results and cash flows are primarily influenced by rental income from our commercial properties and interest expense on our property indebtedness and acquisition and operating expenses. Rental and other property income accounted for 93%, 94% and 96% of our total revenue for the years ended December 31, 2013, 2012 and 2011, respectively. As 99.8% of our rentable square feet was under lease as of December 31, 2013, with a weighted average remaining lease term of 12.8 years, we believe our exposure to changes in commercial rental rates on our portfolio is substantially mitigated, except for vacancies caused by tenant bankruptcies or other factors. Cole Advisors regularly monitors the creditworthiness of our tenants by reviewing the tenant’s financial results, credit rating agency reports, when available, on the tenant or guarantor, the operating history of the property with such tenant, the tenant’s market share and track record within its industry segment, the general health and outlook of the tenant’s industry segment, and other information for changes and possible trends. If our advisor identifies significant changes or trends that may adversely affect the creditworthiness of a tenant, it will gather a more in-depth knowledge of the tenant’s financial condition and, if necessary, attempt to mitigate the tenant credit risk by evaluating the possible sale of the property, or identifying a possible replacement tenant should the current tenant fail to perform on the lease.
As of December 31, 2013, the debt leverage ratio of our consolidated real estate assets, which is the ratio of debt to total gross real estate and related assets, net of gross intangible lease liabilities, was 42%, and all of our debt was subject to variable interest rates. Should we acquire additional commercial real estate, we will be subject to changes in real estate prices and changes in interest rates on any current variable rate debt, refinancings or new indebtedness used to acquire the properties. We may manage our risk of changes in real estate prices on future property acquisitions, when applicable, by entering into purchase agreements and loan commitments simultaneously, or through loan assumption, so that our operating yield is determinable at the time we enter into a purchase agreement, by contracting with developers for future delivery of properties or by entering into sale-leaseback transactions. We manage our interest rate risk by monitoring the interest rate environment in connection with our future property acquisitions, when applicable, or upcoming debt maturities to determine the appropriate financing or refinancing terms, which may include fixed rate loans, variable rate loans or interest rate hedges. If we are unable to acquire suitable properties or obtain suitable financing terms for future acquisitions or refinancing, our results of operations may be adversely affected.

Recent Market Conditions
Beginning in late 2007, domestic and international financial markets experienced significant disruptions that severely impacted the availability of credit and contributed to rising costs associated with obtaining credit. Financial conditions affecting commercial real estate have improved and continue to improve, as low treasury rates and increased lending from banks, insurance companies and commercial mortgage-backed securities (“CMBS”) conduits have increased lending activity. Nevertheless, the debt market remains sensitive to the macro environment, such as Federal Reserve policy, market sentiment or regulatory factors affecting the banking and CMBS industries. While we expect that financial conditions will remain favorable, if they were to deteriorate we may experience more stringent lending criteria, which may affect our ability to finance certain property acquisitions or refinance any debt at maturity. Additionally, for properties for which we are able to obtain financing, the interest rates and other terms on such loans may be unacceptable. We expect to manage the current mortgage lending environment by considering multiple lending sources, including securitized debt, fixed rate loans, borrowings on the Line of Credit, short-term variable rate loans, assumed mortgage loans in connection with property acquisitions, interest rate lock or swap agreements, or any combination of the foregoing.
Commercial real estate fundamentals continue to strengthen, as a moderate pace of job creation has supported gains in office absorption, retail sales and warehouse distribution. Although construction activity has increased, it remains near historic lows; as a result, incremental demand growth has helped to reduce vacancy rates and support modest rental growth. Improving fundamentals have resulted in gains in property values; however, in many markets property values, occupancy and rental rates continue to be below those previously experienced before the economic downturn. As of December 31, 2013, 99.8% of our rentable square feet was under lease, and we expect that occupancy will remain high as the real estate recovery continues. However, if recent improvements in the economy reverse course, we may experience vacancies or be required to reduce rental rates on occupied space. If we do experience vacancies, Cole Advisors will actively seek to lease our vacant space; nevertheless, such space may be leased at lower rental rates and for shorter lease terms than our current leases provide.
Application of Critical Accounting Policies
Our accounting policies have been established to conform with GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. If management’s judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus, resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses.
The critical accounting policies outlined below have been discussed with members of the audit committee of the board of directors.
Investment in and Valuation of Real Estate and Related Assets
Real estate and related assets are stated at cost, less accumulated depreciation and amortization. Amounts capitalized to real estate and related assets consist of the cost of acquisition, excluding acquisition related expenses, construction and any tenant improvements, major improvements and betterments that extend the useful life of the real estate and related assets and leasing costs. All repairs and maintenance are expensed as incurred.
We are required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of each respective asset to determine the appropriate useful life of the assets. Real estate and related assets, other than land, are depreciated or amortized on a straight-line basis. The estimated useful lives of our assets by class are generally as follows:

Buildings	40 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Lease term
We continually monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate and related assets may not be recoverable. Impairment indicators that we consider include, but are not limited to, bankruptcy or other credit concerns of a property’s major tenant, such as a history of late payments, rental concessions and other factors, a significant decrease in a property’s revenues due to lease terminations, vacancies, co-tenancy clauses, reduced lease rates or other circumstances. When indicators of potential impairment are present, we assess the recoverability of the assets by determining whether the carrying amount of the assets will be recovered through the undiscounted future cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying amount, we will adjust the real estate and related assets to their respective fair values and recognize an impairment loss. Generally, fair value is determined using a discounted cash flow analysis and recent comparable sales transactions. No impairment indicators were identified and no impairment losses were recorded during the years ended December 31, 2013, 2012 and 2011.
When developing estimates of expected future cash flows, we make certain assumptions regarding future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, terminal capitalization and discount rates, the expected number of months it takes to re-lease the property, required tenant improvements and the number of years the property will be held for investment. The use of alternative assumptions in estimating expected future cash flows could result in a different determination of the property’s expected future cash flows and a different conclusion regarding the existence of an impairment, the extent of such loss, if any, as well as the fair value of the real estate and related assets.
When a real estate asset is identified by us as held for sale, we will cease depreciation and amortization of the assets related to the property and estimate the fair value, net of selling costs. If, in management’s opinion, the fair value, net of selling costs, of the asset is less than the carrying value of the asset, an adjustment to the carrying amount would be recorded to reflect the estimated fair value of the property, net of selling costs. There were no assets identified as held for sale as of December 31, 2013 or 2012.
Allocation of Purchase Price of Real Estate and Related Assets
Upon the acquisition of real properties, we allocate the purchase price to acquired tangible assets, consisting of land, buildings and improvements, and identified intangible assets and liabilities, consisting of the value of above market and below market leases and the value of in-place leases, based in each case on their respective fair values. Acquisition related expenses are expensed as incurred. We utilize independent appraisals to assist in the determination of the fair values of the tangible assets of an acquired property (which includes land and building). We obtain an independent appraisal for each real property acquisition. The information in the appraisal, along with any additional information available to our management, is used in estimating the amount of the purchase price that is allocated to land. Other information in the appraisal, such as building value and market rents, may be used by our management in estimating the allocation of purchase price to the building and to intangible lease assets and liabilities. The appraisal firm has no involvement in management’s allocation decisions other than providing this market information.
The fair values of above market and below market lease intangibles are recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (1) the contractual amounts to be paid pursuant to the in-place leases and (2) an estimate of fair market lease rates for the corresponding in-place leases, which is generally obtained from independent appraisals, measured over a period equal to the remaining non-cancelable term of the lease including any bargain renewal periods, with respect to a below market lease. The above market and below market lease intangibles are capitalized as intangible lease assets or liabilities, respectively. Above market leases are amortized as a reduction to rental income over the remaining terms of the respective leases. Below market leases are amortized as an increase to rental income over the remaining terms of the respective leases, including any bargain renewal periods. In considering whether or not we expect a tenant to execute a bargain renewal option, we evaluate economic factors and certain qualitative factors at the time of acquisition, such as the financial strength of the tenant, remaining lease term, the tenant mix of the leased property, our relationship with the tenant and the availability of competing tenant space. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above market or below market lease intangibles relating to that lease would be recorded as an adjustment to rental income.
The fair values of in-place leases include estimates of direct costs associated with obtaining a new tenant and opportunity costs associated with lost rental and other property income which are avoided by acquiring a property with an in-place lease. Direct costs associated with obtaining a new tenant include commissions and other direct costs, and are estimated in part by utilizing information obtained from independent appraisals and management’s consideration of current market costs to execute a similar lease. The intangible values of opportunity costs, which are calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease are capitalized as intangible lease assets and are amortized to expense over the remaining term of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.
We will estimate the fair value of assumed mortgage notes payable based upon indications of current market pricing for similar types of debt financing with similar maturities. Assumed mortgage notes payable will initially be recorded at their estimated fair value as of the assumption date, and any difference between such estimated fair value and the mortgage note’s outstanding principal balance will be amortized to interest expense over the term of the respective mortgage note payable.

The determination of the fair values of the real estate and related assets and liabilities acquired requires the use of significant assumptions with regard to the current market rental rates, rental growth rates, capitalization and discount rates, interest rates and other variables. The use of alternative estimates may result in a different allocation of our purchase price, which could impact our results of operations.
Revenue Recognition
Certain properties have leases where minimum rental payments increase during the term of the lease. We record rental income for the full term of each lease on a straight-line basis. When we acquire a property, the terms of existing leases are considered to commence as of the acquisition date for the purposes of this calculation. We defer the recognition of contingent rental income, such as percentage rents, until the specific target that triggers the contingent rental income is achieved. Expected reimbursements from tenants for recoverable real estate taxes and operating expenses are included in tenant reimbursement income in the period when such costs are incurred.
Income Taxes
We elected to be taxed, and currently qualify, as a REIT for federal income tax purposes under Sections 856 through 860 of the Code. We generally will not be subject to federal corporate income tax to the extent we distribute our taxable income to our stockholders, and so long as we distribute at least 90% of our annual taxable income, determined without regard to the deduction for dividends paid and excluding certain non-cash items and net capital gains. REITs are subject to a number of other organizational and operational requirements. Even if we maintain our qualification to be taxed as a REIT, we or our subsidiaries may be subject to certain state and local taxes on our income and property, and federal income and excise taxes on our undistributed income.
Results of Operations
Our results of operations are influenced by the timing of acquisitions and the operating performance of our real estate investments. The following table shows the property statistics of our real estate assets as of December 31, 2013, 2012 and 2011:

	Year Ended December 31,
	2013	2012	2011
Number of properties	32	10	9
Approximate rentable square feet (in thousands) (1)	720	225.0	213
Percentage of rentable square feet leased	99.8%	100%	97.3%

(1)	Includes square feet of the buildings on land that are subject to ground leases.
The following table summarizes our real estate investment activity during the years ended December 31, 2013, 2012 and 2011:

	Year Ended December 31,
	2013	2012	2011
Properties acquired	22	1	9
Approximate aggregate purchase price of acquired properties (in millions)	$70.5	$1.8	$30.8
Approximate rentable square feet (in thousands) (1)	494	12	213

(1)	Includes square feet of the buildings on land that are subject to ground leases.
As shown in the tables above, we owned 32 commercial properties as of December 31, 2013, compared to 10 commercial properties as of December 31, 2012. Accordingly, our results of operations for the year ended December 31, 2013, compared to the year ended December 31, 2012, reflect significant increases in most categories. In addition, we began principal operations on December 7, 2011, which significantly impacted the results of operations for the years ended December 31, 2012 and 2011. Because we did not commence principal operations until December 7, 2011, comparative financial information is not presented for the year ended December 31, 2012 compared to the year ended December 31, 2011.

Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012
Revenue. Revenue increased $2.4 million to $5.1 million for the year ended December 31, 2013, compared to $2.7 million for the year ended December 31, 2012. Our revenue consisted primarily of rental and other property income from net leased commercial properties, which accounted for 93% and 94% of our total revenues during the years ended December 31, 2013 and 2012, respectively. We also paid certain operating expenses subject to reimbursement by our tenants, which resulted in $336,000 in tenant reimbursement income during the year ended December 31, 2013, compared to $150,000 during the year ended December 31, 2012. The increase was primarily due to the acquisition of 22 rental income-producing properties subsequent to December 31, 2012.
General and Administrative Expenses. General and administrative expenses increased $210,000 to $1.1 million for the year ended December 31, 2013, compared to $890,000 for the year ended December 31, 2012. The increase was primarily due to an increase in professional fees incurred combined with increases in escrow and trustee fees and state franchise taxes as a result of increases in equity issuance and real estate owned during the year ended December 31, 2013. The primary general and administrative expense items are professional fees, board of directors costs, state franchise and income taxes, escrow and trustee fees, fees for unused amounts on the Line of Credit and other licenses and fees.
Property Operating Expenses. Property operating expenses increased $198,000 to $391,000 for the year ended December 31, 2013, compared to $193,000 for the year ended December 31, 2012. The increase was primarily due to the acquisition of 22 properties subsequent to December 31, 2012. The primary property operating expense items are property taxes, repairs and maintenance and property insurance.
Advisory Expenses. Advisory expenses increased $607,000 to $806,000 for the year ended December 31, 2013, compared to $199,000 for the year ended December 31, 2012. The increase was due to an increase in advisory and performance fees earned by our advisor pursuant to our advisory agreement due to an increase in our net asset value (“NAV”).
Acquisition Related Expenses. Acquisition related expenses increased $831,000 to $852,000 for the year ended December 31, 2013, compared to $21,000 for the year ended December 31, 2012. The increase was primarily due to the acquisition related expenses incurred in connection with the purchase of 22 commercial properties for an aggregate purchase price of $70.5 million during the year ended December 31, 2013, compared to the purchase of one commercial property for a purchase price $1.8 million during the year ended December 31, 2012.
Depreciation and Amortization Expenses. Depreciation and amortization expenses increased $880,000 to $1.5 million for the year ended December 31, 2013, compared to $650,000 for the year ended December 31, 2012. The increase was primarily related to depreciation and amortization on 22 properties acquired subsequent to December 31, 2012.
Interest and Other Expense, Net. Interest and other expense, net increased $129,000 to $944,000 for the year ended December 31, 2013, compared to $815,000 for the year ended December 31, 2012. The increase was primarily due to an increase in our average outstanding debt balance throughout the year ended December 31, 2013 compared to the year ended December 31, 2012.
Year Ended December 31, 2012
Revenue for the year ended December 31, 2012 totaled $2.7 million. Our revenue consisted primarily of rental and other property income from net leased commercial properties, which accounted for 94% of our total revenues during the year ended December 31, 2012. We also paid certain operating expenses subject to reimbursement by our tenants, which resulted in $150,000 in tenant reimbursement income during the year ended December 31, 2012.
General and administrative expenses for the year ended December 31, 2012 totaled $890,000, primarily related to fees paid to our independent directors, fees for unused amounts under our Line of Credit, insurance, legal fees and accounting fees. For the year ended December 31, 2012, property operating expenses were $193,000, primarily related to property taxes, property insurance and repairs and maintenance. In addition, advisory expenses were $199,000 for the year ended December 31, 2012, related to advisory and performance fees earned by our advisor pursuant to our advisory agreement.
Acquisition related expenses for the year ended December 31, 2012 totaled $21,000, resulting from our acquisition of one property in November 2012. In addition, we recorded depreciation and amortization of $651,000 for the year ended December 31, 2012.

Our acquisitions have been financed with proceeds from our Offering and borrowings from our Credit Facility. During the year ended December 31, 2012, we incurred interest expense of $815,000, which included $177,000 in amortization of deferred financing costs. Our debt financing costs in future periods will vary based on our level of future borrowings, which will depend on the level of investor proceeds raised, the cost and availability of borrowings, and the opportunity to acquire real estate assets in accordance with our investment strategy.
Portfolio Information
Real Estate Portfolio
As of December 31, 2013, we owned 32 commercial properties located in 19 states, comprising 720,000 rentable square feet, including square feet of buildings which are on land subject to ground leases. As of December 31, 2013, these properties were 99.8% leased with a weighted average remaining lease term of 12.8 years.
As of December 31, 2013, our five highest tenant concentrations, based on annualized gross rental revenue, were as follows:

			2013	Percentage of
	Total	Leased	Gross Annualized	2013
	Number	Square	Rental Revenue	Gross Annualized
Tenant	of Leases	Feet (1)	(in thousands)	Rental Revenue
CVS — drugstore	4	45,060	$746	9%
FedEx — logistics	3	69,050	652	8%
Lowe’s — home and garden	1	125,357	623	8%
Kroger — grocery	1	47,608	580	7%
Tractor Supply — home and garden	2	37,897	561	7%
	11	324,972	$3,162	39%

(1) Including square feet of the buildings on land that is subject to ground leases.
As of December 31, 2013, our five highest tenant industry concentrations, based on gross annualized rental revenue, were as follows:

			2013	Percentage of
	Total	Leased	Gross Annualized	2013
	Number	Square	Rental Revenue	Gross Annualized
Industry	of Leases	Feet (1)	(in thousands)	Rental Revenue
Home and garden	5	178,699	$1,362	17%
Grocery	3	95,384	1,314	16%
Drugstore	6	75,135	1,304	16%
Discount store	6	75,300	765	9%
Logistics (shipping, delivery, warehousing)	3	69,050	652	8%
	23	493,568	$5,397	66%

(1) Including square feet of the buildings on land that is subject to ground leases.

As of December 31, 2013, our five highest geographic concentrations, based on gross annualized rental revenue, were as follows:

			2013	Percentage of
	Total	Rentable	Gross Annualized	2013
	Number of	Square	Rental Revenue	Gross Annualized
Location	Properties	Feet (1)	(in thousands)	Rental Revenue
Michigan	3	108,911	$1,281	16%
Texas	3	135,556	1,169	14%
Ohio	2	136,079	792	10%
Tennessee	1	40,928	505	6%
Georgia	3	34,542	479	6%
	12	456,016	$4,226	52%

(1) Including square feet of the buildings on land that is subject to ground leases.
For more information on diversification and statistics of our wholly-owned real estate assets, see “Item 2 — Properties” in our Annual Report on Form 10-K.
Distributions
Our board of directors authorized a daily distribution, based on 365 days in the calendar year, of $0.002429042 per share for stockholders of record as of the close of business on each day of the period commencing on January 1, 2013 and ending on September 30, 2013. Our board of directors authorized a daily distribution of $0.002563727 per share for stockholders of record as of the close of business on each day of the period commencing on October 1, 2013 for Wrap Class shares (“W Shares”), October 10, 2013 for Advisor Class shares (“A Shares”) (the day on which A Shares were first issued) and November 19, 2013 for Institutional Class shares (“I Shares”) (the day on which I Shares were first issued), and ending on December 31, 2013. In addition, our board of directors authorized a daily distribution of $0.002563727 per share for stockholders of record as of the close of business on each day of the period commencing January 1, 2014 and ending on March 31, 2014. The daily distribution amount for each class of outstanding common stock is adjusted based on the relative NAV of the various classes each day so that, from day to day, distributions constitute a uniform percentage of the NAV for such class divided by the number of shares of our common stock outstanding for that class as of the end of business on such day (“NAV per share”). As a result, from day to day, the per share daily distribution for each outstanding class of common stock may be higher or lower than the daily distribution amount authorized by our board of directors based on the relative NAV of each class of common stock on that day.
During the years ended December 31, 2013 and 2012, we paid distributions of $2.0 million and $578,000, respectively, including $634,000 and $8,000, respectively, through the issuance of shares pursuant to the distribution reinvestment plan (the “DRIP”). The distributions paid during the year ended December 31, 2013 were funded by cash flows from operations, including cash flows in excess of distributions from the prior year, of $1.7 million, or 86%, and proceeds from the Offering of $276,000, or 14%. Net cash flows for the year ended December 31, 2013 reflect a reduction of $852,000 for real estate acquisition related expenses incurred and expensed. We treat our real estate acquisition expenses as funded by proceeds from the Offering of our shares. Therefore, for consistency, proceeds from the issuance of common stock have been reported as a source of distributions to the extent that acquisition expenses have reduced net cash flows from operating activities in the current and prior periods. Our distributions for the year ended December 31, 2012 were fully funded by net cash provided by operating activities.
Share Redemptions
We have adopted a share redemption plan to provide limited liquidity whereby, on a daily basis, stockholders may request that we redeem all or any portion of their shares. Our share redemption plan provides that, on each business day, stockholders may request that we redeem all or any portion of their shares, subject to a minimum redemption amount and certain short-term trading fees. The redemption price per share for each class on any business day will be our NAV per share for such class for that day, calculated by the independent fund accountant in accordance with our valuation policies.
Our share redemption plan includes certain redemption limits, including a quarterly limit and, in some cases, a stockholder by stockholder limit. During the year ended December 31, 2013, we received redemption requests for, and redeemed approximately 39,000 W Shares for $627,000. See Note 12 to our consolidated financial statements included in prospectus supplement for additional terms of the share redemption program, including the share redemption plan limits.
We intend to fund share redemptions with available cash, proceeds from our liquid investments and proceeds from sales of additional shares. We may, after taking the interests of our Company as a whole and the interests of our remaining stockholders into consideration, use proceeds from any available sources at our disposal to satisfy redemption requests, including, but not limited to, proceeds from sales of additional shares, excess cash flow from operations, sales of our liquid investments, incurrence of indebtedness and, if necessary, proceeds from the disposition of real estate properties or real estate related assets. In an effort to have adequate cash available to support our share redemption plan, Cole Advisors may determine to reserve borrowing capacity under the Line of Credit. Cole Advisors could then elect to borrow against the Line of Credit in part to redeem shares presented for redemption during periods when we do not have sufficient proceeds from the sale of shares in the Offering to fund all redemption requests.
Liquidity and Capital Resources
General
Our principal demands for funds will be for real estate and real estate related investments, for the payment of acquisition related expenses, operating expenses, distributions and redemptions to stockholders and principal and interest on any current and any future indebtedness. Generally, cash needs for items other than acquisitions and acquisition related expenses will be generated from operations of our current and future investments. We expect to meet cash needs for acquisitions from the net proceeds of the Offering and from debt financings. The sources of our operating cash flows will primarily be driven by the rental income received from current and future leased properties. We expect to continue to raise capital through the Offering and to utilize such funds and future proceeds from secured or unsecured financing to complete future property acquisitions.
Our investment guidelines provide that we will target the following aggregate allocation to relatively liquid investments, such as U.S. government securities, agency securities, corporate debt, publicly traded debt and equity real estate-related securities, cash, cash equivalents and other short-term investments and, in Cole Advisors discretion, a line of credit (collectively, the “Liquid Assets”): (1) 10% of our NAV up to $1.0 billion and (2) 5% of our NAV in excess of $1.0 billion. To the extent that Cole Advisors elects to maintain borrowing capacity under a line of credit, the amount available under the line of credit will be included in calculating the Liquid Assets under these guidelines. These are guidelines, and our stockholders should not expect that we will, at all times, hold liquid assets at or above the target levels or that all liquid assets will be available to satisfy redemption requests as we receive them. We anticipate that both our overall allocation to liquid assets as a percentage of our NAV and our allocation to different types of liquid assets will vary. In making these determinations our advisor will consider our receipt of proceeds from sales of additional shares, our cash flow from operations, available borrowing capacity under a line of credit, if any, or from additional mortgages on our real estate, our receipt of proceeds from sales of assets, and the anticipated use of cash to fund redemptions, as well as the availability and pricing of different investments. The amount of the Liquid Assets is determined by our advisor, in its sole discretion, but is subject to review by our independent directors on a quarterly basis.
Short-term Liquidity and Capital Resources
On a short-term basis, our principal demands for funds will be for operating expenses, distributions and redemptions to stockholders and interest on the Line of Credit. We expect to meet our short-term liquidity requirements through available cash, cash provided by property operations, proceeds from the Offering and borrowings from the Line of Credit. As of December 31, 2013, we had $900,000 available on the Line of Credit. Subsequent to December 31, 2013, we added three properties to our borrowing base, increasing the borrowing base to approximately $57.0 million. In addition, we increased the Line of Credit to $75.0 million, as discussed in Note 7 to the consolidated financial statements in this prospectus supplement.
The Line of Credit had a scheduled maturity of December 8, 2014; however, we may elect to extend the maturity date for a period of 12 months upon the satisfaction of certain conditions in the Credit Agreement. As a result, we believe that the resources stated above will be sufficient to satisfy our short-term operating requirements, and we do not anticipate a need to raise funds from sources other than those described above within the next 12 months.
Long-term Liquidity and Capital Resources
On a long-term basis, our principal demands for funds will be for property and other asset acquisitions and the payment of tenant improvements, operating expenses, including debt service payments on any outstanding indebtedness, and distributions and redemptions to our stockholders. We expect to meet our long-term liquidity requirements through proceeds from the Offering, secured or unsecured financings from banks and other lenders, any available capacity on the Line of Credit by the addition of properties to the borrowing base, proceeds from the sale of marketable securities and net cash flows provided by operations.
We expect that substantially all net cash flows from operations will be used to pay distributions to our stockholders after certain capital expenditures, including tenant improvements and leasing commissions, are paid; however, we may use other sources to fund distributions, as necessary, including proceeds from the Offering, borrowings on the Line of Credit and/or future borrowings on our unencumbered assets. To the extent that cash flows from operations are lower due to fewer properties being acquired or lower than expected returns on the properties, distributions paid to our stockholders may be lower. We expect that substantially all net cash flows from the Offering or debt financings will be used to fund acquisitions, certain capital expenditures identified at acquisition, repayments of outstanding debt or distributions to our stockholders.
As of December 31, 2013, we had received and accepted subscriptions for approximately 4.2 million shares of common stock for gross proceeds of $67.8 million. As of December 31, 2013, we had redeemed approximately 39,000 W Shares for $627,000. No redemption requests received during the year ended December 31, 2013 went unfulfilled.
As of December 31, 2013, we had $43.9 million of debt outstanding on our Line of Credit and $900,000 of available borrowings based on the borrowing base. See Note 7 to our consolidated financial statements in this prospectus supplement for certain terms of the Line of Credit. Our contractual obligations as of December 31, 2013 were as follows (in thousands):

	Payments due by period (1)
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Principal payments - line of credit (2)	$43,900	$43,900	$—	$—	$—
Interest payments - line of credit (3)	1,200	1,200	—	—	—
Total	$45,100	$45,100	$—	$—	$—

(1)	The table does not include amounts due to our advisor or its affiliates pursuant to our advisory agreement because such amounts are not fixed and determinable.

(2)	Does not include the impact of any extension. We may elect to extend the maturity of the Line of Credit for a period of 12 months upon the satisfaction of certain conditions in the Credit Agreement.

(3)	Payment obligations for the amount outstanding under the Line of Credit were calculated based on an interest rate of 2.88% in effect as of December 31, 2013.
Our charter prohibits us from incurring debt that would cause our borrowings to exceed 75% of our gross assets, valued at the aggregate cost (before depreciation and other non-cash reserves), unless approved by a majority of our independent directors and disclosed to our stockholders in our next quarterly report. Our board of directors has adopted a policy to further limit our borrowings to 60% of the greater of cost (before depreciation or other non-cash reserves) or fair market value of our gross assets, unless the excess borrowing is approved by a majority of our independent directors and disclosed to our stockholders in our next quarterly report. During the initial period of the Offering, our board of directors, including a majority of our independent directors, approved borrowing exceeding this limit because we are in the process of raising sufficient equity capital to acquire our portfolio. After we have acquired a substantial portfolio, our advisor will target a leverage of 50% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our gross assets. As of December 31, 2013, our ratio of debt to total gross real estate assets, net of gross intangible lease liabilities, was 42%.
Cash Flow Analysis
Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012
Operating Activities. Net cash provided by operating activities increased $975,000 to $1.7 million for the year ended December 31, 2013, compared to $675,000 for the year ended December 31, 2012. The increase was primarily due to a decrease in net loss before non-cash adjustments for depreciation, amortization of intangibles, amortization of deferred financing costs and amortization of discounts on marketable securities of $546,000, combined with a net increase in working capital accounts of $427,000. This increase was primarily due to the acquisition of 22 rental income-producing properties subsequent to December 31, 2012. See “Results of Operations” for a more complete discussion of the factors impacting our operating performance.
Investing Activities. Net cash used in investing activities increased $67.7 million to $71.0 million for the year ended December 31, 2013, compared to $3.3 million for the year ended December 31, 2012. The increase was primarily due to the acquisition of 22 commercial properties during the year ended December 31, 2013. We acquired one commercial property during the year ended December 31, 2012.
Financing Activities. Net cash provided by financing activities increased $71.2 million to $73.7 million for the year ended December 31, 2013, compared to $2.5 million for the year ended December 31, 2012. During the year ended December 31, 2013, our loan activity resulted in net borrowings of $23.3 million. During the year ended December 31, 2012, our loan activity resulted in net repayments of $800,000. Additionally, the increase in net cash provided by financing activities was due to proceeds of $53.5 million from the issuance of common stock during the year ended December 31, 2013, compared to proceeds of $3.7 million from the issuance of common stock during the year ended December 31, 2012.
Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011
Operating Activities. Net cash provided by operating activities increased $744,000 to $675,000 for the year ended December 31, 2012, compared to net cash used in operating activities of $69,000 for the year ended December 31, 2011. The increase was primarily due to a decrease in net loss before non-cash adjustments for depreciation, amortization of intangibles, amortization of deferred financing costs and amortization of discounts on marketable securities of $1.1 million, resulting from a full year of operations in 2012. This increase was partially offset by a net decrease in working capital accounts of $345,000. See “Results of Operations” for a more complete discussion of the factors impacting our operating performance.
Investing Activities. Net cash used in investing activities decreased $26.6 million to $3.3 million for the year ended December 31, 2012, compared to $29.9 million for the year ended December 31, 2011. The decrease was primarily due to the acquisition of nine commercial properties during the year ended December 31, 2011. The Company completed one real estate acquisition of commercial property during the year ended December 31, 2012.
Financing Activities. Net cash provided by financing activities decreased $28.4 million to $2.5 million for the year ended December 31, 2012, compared to $30.9 million for the year ended December 31, 2011. During the year ended December 31, 2012, our loan activity resulted in net repayments of $800,000. During the year ended December 31, 2011, our loan activity resulted in net borrowings of $21.4 million. Additionally, the decrease in net cash provided by financing activities was due to $3.7 million from the issuance of common stock and $570,000 in distributions paid to investors during the year ended December 31, 2012, compared to $10.0 million from the issuance of common stock and no distributions paid to investors during the year ended December 31, 2011.
Election as a REIT
From the date of our formation and until the day following the date on which we issued shares to stockholders other than Cole Holdings Corporation (“CHC”), we were a qualified subchapter S subsidiary of CHC, and therefore were disregarded as an entity separate from CHC for U.S. federal income tax purposes. We have elected to be taxed, and currently qualify, as a REIT under the Code. To maintain our qualification as a REIT, we must continue to meet certain requirements relating to our organization, sources of income, nature of assets, distributions of income to our stockholders and recordkeeping. As a REIT, we generally are not subject to federal income tax on taxable income that we distribute to our stockholders so long as we distribute at least 90% of our annual taxable income, determined without regard to the deduction for dividends paid and excluding certain non-cash items and net capital gains.
If we fail to maintain our qualification as a REIT for any reason in a taxable year and applicable relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. We will not be able to deduct distributions paid to our stockholders in any year in which we fail to maintain our qualification as a REIT. We also will be disqualified for the four taxable years following the year during which qualification was lost unless we are entitled to relief under specific statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to maintain our qualification as a REIT for federal income tax purposes. No provision for federal income taxes has been made in our accompanying consolidated financial statements. We are subject to certain state and local taxes related to the operations of properties in certain locations, which, if applicable, have been provided for in our accompanying consolidated financial statements.
Inflation
We are exposed to inflation risk as income from long-term leases is the primary source of our cash flows from operations. There are provisions in certain of our tenant leases that are intended to protect us from, and mitigate the risk of, the impact of inflation. These provisions include rent steps and clauses enabling us to receive payment of additional rent calculated as a percentage of the tenants’ gross sales above pre-determined thresholds. In addition, most of our leases require the tenant to pay all or a majority of the property’s operating expenses, including real estate taxes, special assessments and sales and use taxes, utilities, insurance and building repairs. However, due to the long-term nature of leases for real property, such leases may not re-set frequently enough to adequately offset the effects of inflation.
Commitments and Contingencies
We may be subject to certain commitments and contingencies with regard to certain transactions. Refer to Note 9 to our consolidated financial statements in this prospectus supplement for further explanation.
Related-Party Transactions and Agreements
We have entered into agreements with Cole Advisors and its affiliates, whereby we agree to pay certain fees, or reimburse certain expenses of, Cole Advisors or its affiliates, primarily advisory and performance fees and expenses, organization and offering costs, sales commissions, dealer manager fees and expenses, distribution fees and reimbursement of certain acquisition and operating costs. See Note 10 to our consolidated financial statements in this prospectus supplement for a further explanation of the various related-party transactions, agreements and fees.
Conflicts of Interest
Affiliates of Cole Advisors act as an advisor to, and our executive officers and at least one of our directors act as officers and/or directors of, ARCP, Cole Credit Property Trust, Inc. (“CCPT”), Cole Credit Property Trust IV, Inc. (“CCPT IV”), Cole Credit Property Trust V, Inc. (“CCPT V”), Cole Corporate Income Trust, Inc. (“CCIT”) and Cole Office & Industrial REIT (CCIT II), Inc. (“CCIT II”), all of which are REITs offered, distributed and/or managed by affiliates of Cole Advisors. As such, there are conflicts of interest where Cole Advisors or its affiliates, while serving in the capacity as sponsor, general partner, officer, director, key personnel and/or advisor for ARCP or another real estate program sponsored by Cole Capital, may be in conflict with us in connection with providing services to other real estate related programs related to property acquisitions, property dispositions, and property management among others. The compensation arrangements between affiliates of Cole Advisors and ARCP and these other real estate programs sponsored by Cole Capital could influence the advice to us. See Item 1. “Business — Conflicts of Interest” in our Annual Report on Form 10-K.
Subsequent Events
Certain events occurred subsequent to December 31, 2013 through March 28, 2014, the filing date of the Annual Report on Form 10-K. Refer to Note 16 to our consolidated financial statements in this prospectus supplement for further explanation.
Recent Accounting Pronouncements
Refer to Note 2 to our consolidated financial statements included in this prospectus supplement for further explanation. There have been no accounting pronouncements issued, but not yet applied by us, that will significantly impact our financial statements.
Off Balance Sheet Arrangements
As of December 31, 2013 and 2012, we had no material off-balance sheet arrangements that had or are reasonably likely to have a current or future effect on our financial condition, results of operations, liquidity or capital resources.
Revised Forms of the Initial Subscription Agreement and Additional Subscription Agreement
The prospectus is hereby supplemented to include revised forms of our Initial Subscription Agreement and Additional Subscription Agreement, which are attached hereto as Appendices B and C, respectively.

Consolidated Financial Statements and Notes Thereto
The prospectus is hereby supplemented with the following financial information, which is excerpted from Part IV – Item 15. “Exhibits, Financial Statement Schedules” in our Annual Report on Form 10-K for the year ended December 31, 2013.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
Cole Real Estate Income Strategy (Daily NAV), Inc.
Phoenix, Arizona
We have audited the accompanying consolidated balance sheets of Cole Real Estate Income Strategy (Daily NAV), Inc. and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013.  Our audits also included the financial statement schedule listed in the Index at Item 15.  These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cole Real Estate Income Strategy (Daily NAV), Inc. and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
/s/ DELOITTE & TOUCHE LLP
Phoenix, Arizona
March 27, 2014

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	December 31, 2013	December 31, 2012
ASSETS
Investment in real estate assets:
Land	$24,143	$12,765
Buildings and improvements, less accumulated depreciation of $1,451 and $440, respectively	67,123	16,634
Intangible lease assets, less accumulated amortization of $795 and $246, respectively	11,530	3,703
Total investment in real estate assets, net	102,796	33,102
Investment in marketable securities	460	227
Total investment in real estate assets and marketable securities, net	103,256	33,329
Cash and cash equivalents	5,370	998
Restricted cash	105	122
Rents and tenant receivables	581	310
Prepaid expenses and other assets	107	105
Deferred financing costs, less accumulated amortization of $489 and $189, respectively	464	345
Total assets	$109,883	$35,209
LIABILITIES AND STOCKHOLDERS’ EQUITY
Line of credit	$43,900	$20,640
Accounts payable and accrued expenses	479	374
Escrowed investor proceeds	105	122
Due to affiliates	829	335
Acquired below market lease intangibles, less accumulated amortization of $126 and $51, respectively	1,348	903
Distributions payable	317	65
Deferred rental income and other liabilities	261	120
Total liabilities	47,239	22,559
Commitments and contingencies
Redeemable common stock	6,982	3,770
STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 10,000,000 shares authorized, none issued and outstanding	—	—
A Shares common stock, $0.01 par value; 163,000,000 shares authorized, 23,767 and 0 shares issued and outstanding, respectively	—	—
I Shares common stock, $0.01 par value; 163,000,000 shares authorized, 129,176 and 0 shares issued and outstanding, respectively	1	—
W Shares common stock, $0.01 par value; 164,000,000 shares authorized, 3,993,916 and 914,037 shares issued and outstanding, respectively	40	9
Capital in excess of par value	59,573	10,010
Accumulated distributions in excess of earnings	(3,949)	(1,140)
Accumulated other comprehensive (loss) income	(3)	1
Total stockholders’ equity	55,662	8,880
Total liabilities and stockholders’ equity	$109,883	$35,209
The accompanying notes are an integral part of these consolidated financial statements.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)

	Year Ended
	December 31, 2013	December 31, 2012	December 31, 2011
Revenues:
Rental and other property income	$4,748	$2,537	$149
Tenant reimbursement income	336	150	6
Interest income on marketable securities	5	1	—
Total revenues	5,089	2,688	155
Expenses:
General and administrative expenses	1,100	890	62
Property operating expenses	391	193	7
Advisory expenses	806	199	6
Acquisition related expenses	852	21	417
Depreciation	1,011	422	17
Amortization	519	228	9
Total operating expenses	4,679	1,953	518
Operating income (loss)	410	735	(363)
Other expense:
Interest and other expense, net	944	815	54
Net loss	$(534)	$(80)	$(417)
Weighted average number of common shares outstanding:
Basic and diluted	2,509,921	722,190	57,169
Net loss per common share:
Basic and diluted	$(0.21)	$(0.11)	$(7.29)
The accompanying notes are an integral part of these consolidated financial statements.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Year Ended
	December 31, 2013	December 31, 2012	December 31, 2011
Net loss	$(534)	$(80)	$(417)
Other comprehensive (loss) income:
Reclassification of previous unrealized loss on marketable securities into net loss	1	—	—
Unrealized (loss) gain on marketable securities	(5)	1	—
Total other comprehensive (loss) income	(4)	1	—
Comprehensive loss	$(538)	$(79)	$(417)
The accompanying notes are an integral part of these consolidated financial statements.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(in thousands, except share amounts)

	W Shares Common Stock		A Shares Common Stock		I Shares Common Stock		Capital in Excess of Par Value	Accumulated Distributions in Excess of Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Number of Shares	Par Value	Number of Shares	Par Value	Number of Shares	Par Value
Balance, January 1, 2011	13,333	$—	—	$—	—	$—	$200	$—	$—	$200
Issuance of common stock	666,667	7	—	—	—	—	9,993	—	—	10,000
Distributions to investors	—	—	—	—	—	—	—	(37)	—	(37)
Dealer manager fees	—	—	—	—	—	—	(4)	—	—	(4)
Other offering costs	—	—	—	—	—	—	(75)	—	—	(75)
Comprehensive loss	—	—	—	—	—	—	—	(417)	—	(417)
Balance, December 31, 2011	680,000	7	—	—	—	—	10,114	(454)	—	9,667
Issuance of common stock	234,037	2	—	—	—	—	3,727	—	—	3,729
Distributions to investors	—	—	—	—	—	—		(606)	—	(606)
Dealer manager fees	—	—	—	—	—	—	(33)	—	—	(33)
Other offering costs	—	—	—	—	—	—	(28)	—	—	(28)
Changes in redeemable common stock	—	—	—	—	—	—	(3,770)	—	—	(3,770)
Comprehensive (loss) income	—	—	—	—	—	—	—	(80)	1	(79)
Balance, December 31, 2012	914,037	9	—	—	—	—	10,010	(1,140)	1	8,880
Issuance of common stock	3,247,362	32	23,767	—	235	—	54,053	—	—	54,085
Transfer of common stock	(128,941)	(1)	—	—	128,941	1	—	—	—	—
Distributions to investors	—	—	—	—	—	—	—	(2,275)	—	(2,275)
Commissions on stock sales and related dealer manager fees	—	—	—	—	—	—	(245)	—	—	(245)
Other offering costs	—	—	—	—	—	—	(406)	—	—	(406)
Redemptions of common stock	(38,542)	—	—	—	—	—	(627)	—	—	(627)
Changes in redeemable common stock	—	—	—	—	—	—	(3,212)	—	—	(3,212)
Comprehensive loss	—	—	—	—	—	—	—	(534)	(4)	(538)
Balance, December 31, 2013	3,993,916	$40	23,767	$—	129,176	$1	$59,573	$(3,949)	$(3)	$55,662
The accompanying notes are an integral part of these consolidated financial statements.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended
	December 31, 2013	December 31, 2012	December 31, 2011
Cash flows from operating activities:
Net loss	$(534)	$(80)	$(417)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	1,011	422	17
Amortization of intangible lease assets and below market lease intangibles, net	474	188	8
Amortization of deferred financing costs	300	177	12
Amortization on marketable securities, net	3	1	—
Loss on sale of marketable securities	2	—	—
Changes in assets and liabilities:
Rents and tenant receivables	(271)	(269)	(40)
Prepaid expenses and other assets	(2)	(103)	(2)
Accounts payable and accrued expenses	105	245	129
Deferred rental income and other liabilities	141	1	119
Due to affiliates	421	93	105
Net cash provided by (used in) operating activities	1,650	675	(69)
Cash flows from investing activities:
Investment in real estate and related assets	(70,734)	(2,921)	(29,914)
Investment in marketable securities	(361)	(243)	—
Proceeds from sale of marketable securities	119	16	—
Change in restricted cash	17	(122)	—
Net cash used in investing activities	(70,959)	(3,270)	(29,914)
Cash flows from financing activities:
Proceeds from line of credit	48,875	1,675	—
Repayments of line of credit	(25,615)	(2,475)	21,440
Proceeds from issuance of common stock	53,451	3,722	10,000
Offering costs on issuance of common stock	(578)	—	(4)
Redemptions of common stock	(627)	—	—
Distributions to investors	(1,389)	(570)	—
Change in escrowed investor proceeds liability	(17)	122	—
Deferred financing costs paid	(419)	(16)	(518)
Net cash provided by financing activities	73,681	2,458	30,918
Net increase (decrease) in cash and cash equivalents	4,372	(137)	935
Cash and cash equivalents, beginning of year	998	1,135	200
Cash and cash equivalents, end of year	$5,370	$998	$1,135

Supplemental Disclosures of Non-Cash Investing and Financing Activities:
Common stock issued through distribution reinvestment plan	$634	$8	$—
Distributions declared and unpaid	$317	$65	$37
Accrued dealer manager fee and other offering costs	$210	$137	$75
Reclassification of unrealized loss on marketable securities into net loss	$1	$—	$—
Unrealized (loss) gain on marketable securities	$(5)	$1	$—
Accrued property escrow deposits due to affiliate	$—	$—	$905

Supplemental Cash Flow Disclosures:
Interest paid	$602	$634	$—
The accompanying notes are an integral part of these consolidated financial statements.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 — ORGANIZATION AND BUSINESS
Cole Real Estate Income Strategy (Daily NAV), Inc. (the “Company”) is a Maryland corporation that was formed on July 27, 2010, which has elected to be taxed as a real estate investment trust (“REIT”) for federal income tax purposes. Substantially all of the Company’s business is conducted through Cole Real Estate Income Strategy (Daily NAV) Operating Partnership, LP (“Cole OP”), a Delaware limited partnership. The Company is the sole general partner of, and owns directly or indirectly, 100% of the partnership interest in Cole OP. The Company is externally managed by Cole Real Estate Income Strategy (Daily NAV) Advisors, LLC (“Cole Advisors”), which was indirectly owned by Cole Real Estate Investments, Inc. (NYSE: COLE) (“Cole”, formerly known as Cole Credit Property Trust III, Inc.) as a result of Cole acquiring Cole Holdings Corporation (“CHC”) on April 5, 2013 pursuant to a transaction whereby CHC merged with and into CREInvestments, LLC (“CREI”), a wholly-owned subsidiary of Cole. On February 7, 2014, American Realty Capital Properties, Inc. (“ARCP”) acquired Cole pursuant to a transaction whereby Cole merged with and into Clark Acquisition, LLC, a wholly owned subsidiary of ARCP (“Merger Sub”), with Merger Sub surviving as a wholly owned subsidiary of ARCP (the “ARCP Merger”). ARCP is a self-managed publicly traded Maryland corporation listed on The NASDAQ Global Select Market, focused on acquiring and owning single tenant freestanding commercial properties subject to net leases with high credit quality tenants. As a result of the ARCP Merger, ARCP indirectly owns and/or controls the Company’s external advisor, Cole Advisors, the Company’s dealer manager, Cole Capital Corporation (“CCC”), the Company’s property manager, CREI Advisors, LLC (“CREI Advisors”), and the Company’s sponsor, Cole Capital™.
On December 6, 2011, pursuant to a registration statement filed on Form S-11 (Registration No. 333-169535) (the “Initial Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), the Company commenced its initial public offering on a “best efforts” basis of $4.0 billion in shares of common stock. On August 26, 2013, pursuant to a registration statement filed on Form S-11 (Registration No. 333-186656) (the “Multi-Class Registration Statement”) under the Securities Act, the Company designated the existing shares of the Company’s common stock that were sold prior to such date to be W Shares of common stock and registered two new classes of the Company’s common stock, Advisor Class shares (“A Shares”) and Institutional Class shares (“I Shares”). Pursuant to the Multi-Class Registration Statement, the Company is offering up to $4.0 billion in shares of common stock of the three classes (the “Offering”), consisting of $3.5 billion in shares in the Company’s primary offering (the “Primary Offering”) and $500.0 million in shares pursuant to a distribution reinvestment plan (the “DRIP”). The Company is offering to sell any combination of W Shares, A Shares and I Shares with a dollar value up to the maximum offering amount.
The Company’s per share purchase price for each class of common stock varies from day-to-day and, on each business day, is equal to, for each class of common stock, the Company’s net asset value (“NAV”) for such class, divided by the number of shares of that class outstanding as of the close of business on such day, plus, for A Shares sold in the Primary Offering, applicable selling commissions. The Company’s NAV per share is calculated daily as of the close of business by an independent fund accountant using a process that reflects (1) estimated values of each of the Company’s commercial real estate assets, related liabilities and notes receivable secured by real estate provided periodically by the Company’s independent valuation expert in individual appraisal reports, (2) daily updates in the price of liquid assets for which third party market quotes are available, (3) accruals of daily distributions, and (4) estimates of daily accruals, on a net basis, of operating revenues, expenses, debt service costs and fees. As of December 31, 2013 the NAV per share for W Shares, A Shares, and I Shares was $16.84, $16.83, and $16.85, respectively. The Company’s NAV is not audited or reviewed by its independent registered public accounting firm.
The Company intends to use substantially all of the net proceeds from the Offering to acquire and operate a diversified portfolio primarily consisting of (1) necessity retail, office and industrial properties that are leased to creditworthy tenants under long-term net leases, and are strategically located throughout the United States and U.S. protectorates, (2) notes receivable secured by commercial real estate, including the origination of loans, and (3) cash, cash equivalents, other short-term investments and traded real estate-related securities. As of December 31, 2013, the Company owned 32 commercial properties located in 19 states, containing 720,000 rentable square feet of commercial space, including square feet of buildings which are on land subject to ground leases. As of December 31, 2013, these properties were 99.8% leased.
The Company is structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of filing for additional offerings, the Company will be selling shares of common stock on a continuous basis and for an indefinite period of time to the extent permissible under applicable law. The Company will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of shares of common stock. The Company reserves the right to terminate the Offering at any time.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The summary of significant accounting policies presented below is designed to assist in understanding the Company’s consolidated financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America (“GAAP”) in all material respects, and have been consistently applied in preparing the accompanying consolidated financial statements.
Principles of Consolidation and Basis of Presentation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Investment in and Valuation of Real Estate and Related Assets
Real estate and related assets are stated at cost, less accumulated depreciation and amortization. Amounts capitalized to real estate and related assets consist of the cost of acquisition, excluding acquisition related expenses, construction and any tenant improvements, major improvements and betterments that extend the useful life of the real estate and related assets and leasing costs. All repairs and maintenance are expensed as incurred.
The Company is required to make subjective assessments as to the useful lives of its depreciable assets. The Company considers the period of future benefit of each respective asset to determine the appropriate useful life of the assets. Real estate and related assets, other than land, are depreciated or amortized on a straight-line basis. The estimated useful lives of the Company’s real estate and related assets by class are generally as follows:

Buildings	40 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Lease term
The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate and related assets may not be recoverable. Impairment indicators that the Company considers include, but are not limited to, bankruptcy or other credit concerns of a property’s major tenant, such as a history of late payments, rental concessions and other factors, a significant decrease in a property’s revenues due to lease terminations, vacancies, co-tenancy clauses, reduced lease rates or other circumstances. When indicators of potential impairment are present, the Company assesses the recoverability of the assets by determining whether the carrying amount of the assets will be recovered through the undiscounted future cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying amount, the Company will adjust the real estate and related assets to their respective fair values and recognize an impairment loss. Generally, fair value is determined using a discounted cash flow analysis and recent comparable sales transactions. No impairment indicators were identified and no impairment losses were recorded during the years ended December 31, 2013, 2012 or 2011.
When developing estimates of expected future cash flows, the Company makes certain assumptions regarding future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, terminal capitalization and discount rates, the expected number of months it takes to re-lease the property, required tenant improvements and the number of years the property will be held for investment. The use of alternative assumptions in estimating expected future cash flows could result in a different determination of the property’s expected future cash flows and a different conclusion regarding the existence of an impairment, the extent of such loss, if any, as well as the fair value of the real estate and related assets.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

When a real estate asset is identified by the Company as held for sale, the Company will cease depreciation and amortization of the assets related to the property and estimate the fair value, net of selling costs. If, in management’s opinion, the fair value, net of selling costs, of the asset is less than the carrying amount of the asset, an adjustment to the carrying amount would be recorded to reflect the estimated fair value of the property, net of selling costs. There were no assets identified as held for sale as of December 31, 2013, 2012 or 2011.
Allocation of Purchase Price of Real Estate and Related Assets
Upon the acquisition of real properties, the Company allocates the purchase price to acquired tangible assets, consisting of land, buildings and improvements, and identified intangible assets and liabilities, consisting of the value of above market and below market leases and the value of in-place leases, based in each case on their respective fair values. Acquisition related expenses are expensed as incurred. The Company utilizes independent appraisals to assist in the determination of the fair values of the tangible assets of an acquired property (which includes land and building). The Company obtains an independent appraisal for each real property acquisition. The information in the appraisal, along with any additional information available to the Company’s management, is used in estimating the amount of the purchase price that is allocated to land. Other information in the appraisal, such as building value and market rents, may be used by the Company’s management in estimating the allocation of purchase price to the building and to intangible lease assets and liabilities. The appraisal firm has no involvement in management’s allocation decisions other than providing this market information.
The fair values of above market and below market lease intangibles are recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (1) the contractual amounts to be paid pursuant to the in-place leases and (2) an estimate of fair market lease rates for the corresponding in-place leases, which is generally obtained from independent appraisals, measured over a period equal to the remaining non-cancelable term of the lease including any bargain renewal periods, with respect to a below market lease. The above market and below market lease intangibles are capitalized as intangible lease assets or liabilities, respectively. Above market leases are amortized as a reduction to rental income over the remaining terms of the respective leases. Below market leases are amortized as an increase to rental income over the remaining terms of the respective leases, including any bargain renewal periods. In considering whether or not the Company expects a tenant to execute a bargain renewal option, the Company evaluates economic factors and certain qualitative factors at the time of acquisition, such as the financial strength of the tenant, remaining lease term, the tenant mix of the leased property, the Company’s relationship with the tenant and the availability of competing tenant space. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above market or below market lease intangibles relating to that lease would be recorded as an adjustment to rental income.
The fair values of in-place leases include estimates of direct costs associated with obtaining a new tenant and opportunity costs associated with lost rental and other property income which are avoided by acquiring a property with an in-place lease. Direct costs associated with obtaining a new tenant include commissions and other direct costs, and are estimated in part by utilizing information obtained from independent appraisals and management’s consideration of current market costs to execute a similar lease. The intangible values of opportunity costs, which are calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease are capitalized as intangible lease assets and are amortized to expense over the remaining term of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.
The Company will estimate the fair value of assumed mortgage notes payable based upon indications of current market pricing for similar types of debt financing with similar maturities. Assumed mortgage notes payable will initially be recorded at their estimated fair value as of the assumption date, and any difference between such estimated fair value and the mortgage note’s outstanding principal balance will be amortized to interest expense over the term of the respective mortgage note payable.
The determination of the fair values of the real estate and related assets and liabilities acquired requires the use of significant assumptions with regard to the current market rental rates, rental growth rates, capitalization and discount rates, interest rates and other variables. The use of alternative estimates may result in a different allocation of the Company’s purchase price, which could impact the Company’s results of operations.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Investment in Marketable Securities
Investment in marketable securities consists primarily of the Company’s investment in corporate and government debt securities. The Company determines the appropriate classification for debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. As of December 31, 2013, the Company classified its investments as available-for-sale as the Company is not actively trading the securities; however, the Company may sell them prior to their maturity. These investments are carried at their estimated fair value with unrealized gains and losses reported in accumulated other comprehensive (loss) income.
The Company monitors its available-for-sale securities for impairments. A loss is recognized when the Company determines that a decline in the estimated fair value of a security below its amortized cost is other-than-temporary. The Company considers many factors in determining whether the impairment of a security is deemed to be other-than-temporary, including, but not limited to, the length of time the security has had a decline in estimated fair value below its amortized cost, the amount of the unrealized loss, the intent and ability of the Company to hold the security for a period of time sufficient for a recovery in value, recent events specific to the issuer or industry, external credit ratings and recent changes in such ratings. The analysis of determining whether the impairment of a security is deemed to be other-than-temporary requires significant judgments and assumptions. The use of alternative judgments and assumptions could result in a different conclusion.
The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity computed under the effective interest method and is recorded in the accompanying consolidated statements of operations in interest income on marketable securities along with interest and dividend income. Upon the sale of a security, the realized net gain or loss is computed on the specific identification method.
Cash and Cash Equivalents
The Company considers all highly liquid instruments with maturities when purchased of three months or less to be cash equivalents. The Company considers investments in highly liquid money market accounts to be cash equivalents.
Restricted Cash and Escrows
Included in restricted cash were escrowed investor proceeds for which shares of common stock had not been issued as of December 31, 2013 and December 31, 2012.
Rents and Tenant Receivables
Rents and tenant receivables primarily include amounts to be collected in future periods related to the recognition of rental income on a straight-line basis over the lease term and cost recoveries due from tenants. The Company makes estimates of the uncollectability of its accounts receivable related to base rents, expense reimbursements and other revenues. The Company analyzes accounts receivable and historical bad debt levels, customer creditworthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. In addition, tenants in bankruptcy, if any, are analyzed and estimates are made in connection with the expected recovery of pre-petition and post-petition claims. The Company’s reported net income or loss is directly affected by management’s estimate of the collectability of accounts receivable. The Company records allowances for those balances that the Company deems to be uncollectible, including any amounts relating to straight-line rent receivables. As of December 31, 2013 and 2012, no balances were deemed uncollectible and no allowance was recorded.
Prepaid Expenses and Other Assets
Prepaid expenses and other assets include expenses paid as of the balance sheet date that relate to future periods and will be expensed or reclassified to another account during the period to which the costs relate. Any amounts with no future economic benefit are charged to earnings when identified.
Deferred Financing Costs
Deferred financing costs are capitalized and amortized on a straight-line basis over the term of the related financing arrangement, which approximates the effective interest method. If a note payable is prepaid, any unamortized deferred financing costs related to the note payable would be expensed. Amortization of deferred financing costs was $300,000, $177,000 and $12,000 for the years ended December 31, 2013, 2012 and 2011, respectively, and was recorded in interest expense in the consolidated statements of operations.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Revenue Recognition
Certain properties have leases where minimum rental payments increase during the term of the lease. The Company records rental revenue for the full term of each lease on a straight-line basis. When the Company acquires a property, the terms of existing leases are considered to commence as of the acquisition date for the purposes of this calculation. The Company defers the recognition of contingent rental income, such as percentage rents, until the specific target that triggers the contingent rental income is achieved. Expected reimbursements from tenants for recoverable real estate taxes and operating expenses are included in tenant reimbursement income in the period when such costs are incurred.
Income Taxes
The Company elected to be taxed, and currently qualifies as, a REIT for federal income tax purposes under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), commencing with its taxable year ending December 31, 2012. If the Company qualifies for taxation as a REIT, the Company generally will not be subject to federal corporate income tax to the extent it distributes its taxable income to its stockholders, and so long as it distributes at least 90% of its taxable income, determined without regard to the deduction for dividends paid and excluding certain non-cash items and net capital gains. REITs are subject to a number of other organizational and operational requirements. Even if the Company maintains its qualification to be taxed as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.
Concentration of Credit Risk
As of December 31, 2013, the Company had cash on deposit at two financial institutions, in one of which the Company had deposits in excess of federally insured levels totaling $5.1 million; however, the Company has not experienced any losses in such accounts. The Company limits significant cash deposits to accounts held by financial institutions with high credit standing; therefore, the Company believes it is not exposed to any significant credit risk on its cash deposits.
As of December 31, 2013, no single tenant accounted for greater than 10% of the Company’s 2013 gross annualized rental revenues. Tenants in the home and garden, grocery and drugstore industries accounted for 17%, 16% and 16%, respectively, of the Company’s 2013 gross annualized rental revenues. Additionally, the Company has certain geographic concentrations in its property holdings. In particular, as of December 31, 2013, three of the Company’s properties were located in Michigan and three of the Company’s properties were located in Texas, accounting for 16% and 14%, respectively, of the Company’s 2013 gross annualized rental revenues.
Offering and Related Costs
Cole Advisors funds all of the organization and offering costs associated with the sale of the Company’s common stock (excluding selling commissions, the distribution fee and the dealer manager fee) and is reimbursed for such costs up to 0.75% of gross proceeds from the Offering, excluding selling commissions charged on A Shares sold in the Primary Offering. As of December 31, 2013, Cole Advisors, or its affiliates, had paid organization and offering costs in excess of the 0.75% in connection with the Offering. These excess costs were not included in the financial statements of the Company because such costs were not a liability of the Company as they exceeded 0.75% of gross proceeds from the Offering. As the Company raises additional proceeds from the Offering, these excess costs may become payable to Cole Advisors.
Due to Affiliates
Cole Advisors and certain of its affiliates received, and will continue to receive fees, reimbursements and compensation in connection with services provided relating to the Offering and the acquisition, management and performance of the Company’s assets. As of December 31, 2013 and 2012, $829,000 and $335,000, respectively, was due to Cole Advisors and its affiliates for such services, as discussed in Note 10 to these consolidated financial statements.
Stockholders’ Equity
As of December 31, 2013, the Company was authorized to issue up to 500,000,000 shares of capital stock. Of the total number of shares of capital stock authorized (a) 490,000,000 shares are designated as common stock, 164,000,000 of which are classified as W Shares, 163,000,000 of which are classified as A Shares and 163,000,000 of which are classified as I Shares, and (b) 10,000,000 shares are designated as preferred stock. All shares of such stock have a par value of $0.01 per share. The par value of investor proceeds raised from the Offering is classified as common stock, with the remainder allocated to capital in excess of par value. The Company’s board of directors may amend the charter from time to time to increase or decrease the aggregate number of authorized shares of capital stock or the number of authorized shares of capital stock of any class or series without stockholder approval.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Redeemable Common Stock
The Company has adopted a share redemption program that permits its stockholders to redeem their shares, subject to certain limitations discussed in Note 12 to these consolidated financial statements. The Company records amounts that are redeemable under the share redemption program as redeemable common stock outside of permanent equity in its consolidated balance sheets. Redeemable common stock is recorded at the greater of the carrying amount or redemption value each reporting period. Changes in the value from period to period are recorded as an adjustment to capital in excess of par value.
As of December 31, 2013, the quarterly redemption capacity was equal to 10% of the Company’s NAV and this amount was recorded as redeemable common stock on the consolidated balance sheet for a total of $7.0 million. As of December 31, 2012, the outstanding shares eligible for redemption were recorded as redeemable common stock on the consolidated balance sheet, at the NAV per share, for a total of $3.8 million. As of December 31, 2013 and 2012, certain shares were not permitted to be redeemed subject to certain limitations as discussed in Note 12 to these consolidated financial statements.
Loss Per Share
Loss per share is calculated based on the weighted average number of common shares outstanding during each period presented. Diluted loss per share considers the effect of any potentially dilutive share equivalents, of which the Company had none for each of the years ended December 31, 2013, 2012 and 2011.
Reportable Segments
The Company’s operating segment consists of commercial properties, which include activities related to investing in real estate including retail properties. The commercial properties are geographically diversified throughout the United States and have similar economic characteristics. The Company evaluates operating performance on an overall portfolio level; therefore the Company’s properties are aggregated into one reportable segment.
Interest
Interest is charged to interest expense as it accrues. No interest costs were capitalized during the years ended December 31, 2013, 2012 and 2011.
Distributions Payable and Distribution Policy
In order to qualify as a REIT, the Company is required, among other things, to make distributions each taxable year equal to at least 90% of its taxable income, determined without regard to the deduction for dividends paid and excluding certain non-cash items and net capital gains. To the extent funds are available, the Company intends to pay regular distributions to stockholders. Distributions are paid to stockholders of record as of the applicable record dates.
The Company’s board of directors authorized a daily distribution, based on 365 days in the calendar year of $0.002429042 per share for stockholders of record as of the close of business on each day of the period commencing on January 1, 2013 and ending on September 30, 2013. The Company’s board of directors authorized a daily distribution of $0.002563727 per share (the “Daily Distribution Amount”) for stockholders of record as of the close of business on each day of the period commencing on October 1, 2013 for W Shares, October 10, 2013 for A Shares (the day on which A Shares were first issued) and November 19, 2013 for I Shares (the day on which I Shares were first issued), and ending on December 31, 2013. The Daily Distribution Amount for each class of outstanding common stock is adjusted based on the relative NAV of the various classes each day so that, from day to day, distributions constitute a uniform percentage of the NAV per share of all classes. As a result, from day to day, the per share daily distribution for each outstanding class of common stock may have been higher or lower than $0.002563727 per share based on the relative NAV of each class of common stock on that day. As of December 31, 2013, the Company had distributions payable of $317,000. The distributions were paid in January 2014, of which $122,000 were reinvested in shares through the DRIP.
Recent Accounting Pronouncements
In February 2013, the U.S. Financial Accounting Standards Board issued Accounting Standards Update, 2013-02 Comprehensive Income (Topic 220), Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”), which amended the reporting requirements for comprehensive income pertaining to the reclassification of items out of accumulated other comprehensive income. ASU 2013-02 was effective for the Company beginning January 1, 2013, and the Company has presented the required information within the consolidated statements of other comprehensive income (loss) and notes to the financial statements.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

NOTE 3 — FAIR VALUE MEASUREMENTS
GAAP defines fair value, establishes a framework for measuring fair value and requires disclosures about fair value measurements. GAAP emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement.
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:
Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2 – Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).
Level 3 – Unobservable inputs, which are only used to the extent that observable inputs are not available, reflect the Company’s assumptions about the pricing of an asset or liability.
The following describes the methods the Company uses to estimate the fair value of the Company’s financial assets and liabilities:
Cash and cash equivalents – The Company considers the carrying amounts of these financial assets to approximate fair value because of the short period of time between their origination and their expected realization.
Line of credit – The fair value is estimated by discounting the expected cash flows based on estimated borrowing rates available to the Company as of the measurement date. The estimated fair value of the Company’s debt was $43.9 million and $20.6 million as of December 31, 2013 and 2012, respectively, which approximated the carrying value on such dates. The fair value of the Company’s debt is estimated using Level 2 inputs.
Marketable securities – The Company’s marketable securities are carried at fair value and are valued using Level 1 inputs. The estimated fair value of the Company’s marketable securities are based on quoted market prices that are readily and regularly available in an active market.
Considerable judgment is necessary to develop estimated fair values of financial assets and liabilities. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize, or be liable for, on disposition of the financial assets and liabilities. As of December 31, 2013, there have been no transfers of financial assets or liabilities between fair value hierarchy levels.
NOTE 4 — REAL ESTATE ASSETS
2013 Property Acquisitions
During the year ended December 31, 2013, the Company acquired a 100% interest in 22 commercial properties for an aggregate purchase price of $70.5 million (the “2013 Acquisitions”). The Company purchased the 2013 Acquisitions with net proceeds from the Offering, combined with proceeds from borrowings, as discussed in Note 7 to these consolidated financial statements. The Company allocated the purchase price of these properties to the fair value of the assets acquired and liabilities assumed. The following table summarizes the purchase price allocation (in thousands):

December 31, 2013
Land	$11,378
Building and improvements	51,500
Acquired in-place leases	7,963
Acquired above market leases	213
Acquired below market leases	(520)
Total purchase price	$70,534

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The Company recorded revenue of $2.2 million and net income of $337,000 for the year ended December 31, 2013 related to the 2013 Acquisitions. In addition, the Company recorded $852,000 of acquisition related expenses for the year ended December 31, 2013.
The following information summarizes selected financial information of the Company, as if all of the 2013 Acquisitions were completed on January 1, 2012 for each period presented below. The table below presents the Company’s estimated revenue and net income, on a pro forma basis, for the years ended December 31, 2013 and 2012 (in thousands):

	Year Ended
	December 31, 2013	December 31, 2012
Pro forma basis (unaudited):
Revenue	$8,771	$8,538
Net income	$879	$859
The unaudited pro forma information for the year ended December 31, 2013 was adjusted to exclude acquisition costs related to the 2013 Acquisitions. These costs were recognized in the unaudited pro forma information for the year ended December 31, 2012. The unaudited pro forma information is presented for informational purposes only and may not be indicative of what actual results of operations would have been had the transactions occurred at the beginning of periods presented, nor does it purport to represent the results of future operations.
2012 Property Acquisitions
During the year ended December 31, 2012, the Company acquired a 100% interest in one single tenant retail building for a price of $1.8 million (the “2012 Acquisition”). The Company purchased the 2012 Acquisition with net proceeds from the offering under the Initial Registration Statement. The Company allocated the purchase price of the property to the fair value of the assets acquired. The following table summarizes the purchase price allocation (in thousands):

December 31, 2012
Land	$141
Building and improvements	1,449
Acquired in-place leases	191
Total purchase price	$1,781
The Company recorded revenue of $11,000 and a net loss of $17,000 for the year ended December 31, 2012 related to the 2012 Acquisition. In addition, the Company recorded $21,000 of acquisition related expenses for the year ended December 31, 2012.
The following information summarizes selected financial information of the Company, as if the 2012 Acquisition was completed on January 1, 2011 for each period presented below.  The table below presents the Company’s estimated revenue and net income, on a pro forma basis, for the years ended December 31, 2012 and 2011 (in thousands):

	Year Ended	Year Ended
	December 31, 2012	December 31, 2011
Pro forma basis (unaudited):
Revenue	$2,806	$285
Net income (loss)	$15	$(360)
The unaudited pro forma information for the year ended December 31, 2012 was adjusted to exclude acquisition costs related to the 2012 Acquisition. These costs were recognized in the unaudited pro forma information for the year ended December 31, 2011. The unaudited pro forma information is presented for informational purposes only and may not be indicative of what actual results of operations would have been had the transactions occurred at the beginning of periods presented, nor does it purport to represent the results of future operations.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

NOTE 5 — INTANGIBLE LEASE ASSETS
Intangible lease assets consisted of the following (in thousands, except weighted average life amounts):

	As of December 31,
	2013	2012
In-place leases, net of accumulated amortization of $765 and $237, respectively
(with a weighted average life remaining of 13.3 and 16.9 years, respectively).	$11,247	$3,612
Acquired above market leases, net of accumulated amortization of $30 and $9,
respectively (with a weighted average life remaining of 11.4 and 10.4 years, respectively).	283	91
	$11,530	$3,703
Amortization expense related to the in-place lease assets for the years ended December 31, 2013, 2012 and 2011, was $528,000, $228,000 and $9,000, respectively. Amortization expense related to the acquired above market lease assets for the years ended December 31, 2013, 2012 and 2011 was $21,000, $9,000 and $1,000, respectively, and was recorded as a reduction to rental and other property income in the consolidated statements of operations.
As of December 31, 2013, the estimated amortization expense relating to the intangible lease assets for each of the five succeeding fiscal years is as follows (in thousands):

	Amortization
Year ending December 31,	In-Place Leases	Above Market Leases
2014	$1,018	$33
2015	$954	$33
2016	$937	$33
2017	$915	$27
2018	$894	$19
NOTE 6 — MARKETABLE SECURITIES
The Company owned marketable securities with an estimated fair value of $460,000 and $227,000 as of December 31, 2013 and 2012, respectively. The following is a summary of the Company’s available-for-sale securities as of December 31, 2013 (in thousands):

	Available-for-sale securities
	Amortized Cost Basis	Unrealized Loss	Fair Value
U.S. Treasury Bonds	$95	$—	$95
U.S. Agency Bonds	105	(1)	104
Corporate Bonds	263	(2)	261
Total available-for-sale securities	$463	$(3)	$460
The following table provides the activity for the marketable securities during the year ended December 31, 2013 (in thousands):

	Amortized Cost Basis	Unrealized Gain (Loss)	Fair Value
Marketable securities as of January 1, 2013	$226	$1	$227
Face value of marketable securities acquired	356	—	356
Premiums and discounts on purchase of marketable securities, net of acquisition costs	6	—	6
Amortization on marketable securities	(3)	—	(3)
Sales of securities	(122)	1	(121)
Decrease in fair value of marketable securities	—	(5)	(5)
Marketable securities as of December 31, 2013	$463	$(3)	$460

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

During the year ended December 31, 2013, the Company sold 18 marketable securities for aggregate proceeds of $119,000 and recorded a loss of $2,000 related to the sales, which is included in interest and other expense, net, on the accompanying consolidated statement of operations for the year ended December 31, 2013. In addition, the Company recorded an unrealized loss of $5,000 on its investments, which is included in accumulated other comprehensive (loss) income on the accompanying consolidated statement of stockholders’ equity for the year ended December 31, 2013 and the consolidated balance sheet as of December 31, 2013. The cumulative unrealized loss is deemed to be a temporary impairment based upon (i) the Company having no intent to sell each security, (ii) it is more likely than not that the Company will not be required to sell each security before recovery and (iii) the Company’s expectation to recover the entire amortized cost basis of each security. The Company determined that the cumulative unrealized loss resulted from volatility in interest rates and other qualitative factors relating to macro-economic conditions in the bond market rather than being credit related, and such factors do not present adverse changes in expected cash flows or redemptions. Furthermore, the Company considered the composition of its available-for-sale securities portfolio, which included U.S. treasury bonds, U.S. agency bonds and corporate bonds issued by corporations with strong credit standings and history of operations.
The following table shows the fair value and gross unrealized losses of the Company’s available-for-sale securities as of December 31, 2013 and the length of time the available-for-sale securities have been in the unrealized loss position (in thousands).

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury Bonds	$79	$(1)	$—	$—	$79	$(1)
U.S. Agency Bonds	80	(1)	—	—	80	(1)
Corporate Bonds	125	(3)	—	—	125	(3)
Total temporarily impaired securities	$284	$(5)	$—	$—	$284	$(5)
The scheduled maturities of the Company’s marketable securities as of December 31, 2013 are as follows (in thousands):

	Available-for-sale securities
	Amortized Cost	Estimated Fair Value
Due within one year	$25	$25
Due after one year through five years	374	373
Due after five years through ten years	64	62
Due after ten years	—	—
Total	$463	$460
Actual maturities of marketable securities can differ from contractual maturities because borrowers on certain debt securities may have the right to prepay their respective debt obligations at any time. In addition, factors such as prepayments and interest rates may affect the yields on the such securities.
NOTE 7 — LINE OF CREDIT
As of December 31, 2013, the Company had $43.9 million of debt outstanding under its secured revolving line of credit, as amended (the “Line of Credit”). The Line of Credit provides up to $50.0 million of borrowings pursuant to a credit agreement (the “Credit Agreement”) with JPMorgan Chase Bank, N.A. (“JPMorgan Chase”) and other lending institutions that may become parties to the Credit Agreement. The aggregate balance of gross real estate assets, net of gross intangible lease liabilities, securing the total debt outstanding was $73.7 million as of December 31, 2013.
The Line of Credit allows Cole OP to borrow up to $50.0 million in revolving loans (the “Revolving Loans”), with the maximum amount outstanding not to exceed the borrowing base (the “Borrowing Base”), calculated as 65% of the aggregate value allocated to each qualified property comprising eligible collateral (collectively, the “Qualified Properties”).
As of December 31, 2013, the Borrowing Base under the Line of Credit was approximately $44.8 million based on the the underlying collateral pool of Qualified Properties of $73.7 million. Up to 15.0% of the total amount available may be used for issuing letters of credit and up to 10.0% of the Line of Credit, not to exceed $15.0 million, may be used for short term (ten day) advances. Subject to meeting certain conditions described in the Credit Agreement and the payment of certain fees, the amount of the Line of Credit may be increased up to a maximum of $250.0 million.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The Revolving Loans bear interest at rates depending upon the type of loan specified by Cole OP. For a eurodollar rate loan, as defined in the Credit Agreement, the interest rate will be equal to the one-month LIBOR for the interest period, plus 2.55%. For floating rate loans, the interest rate will be a per annum amount equal to 1.55%, plus the greatest of (1) the Federal Funds Rate plus 0.5%; (2) JPMorgan Chase’s Prime Rate, as defined in the Credit Agreement; or (3) LIBOR plus 1.0%. The Line of Credit matures on December 8, 2014, however the Company may elect to extend the maturity date for a period of 12 months upon the satisfaction of certain conditions in the Credit Agreement. As of December 31, 2013, amounts outstanding on the Line of Credit accrued interest at an annual rate of 2.88%.
The Credit Agreement contains customary representations, warranties, borrowing conditions and affirmative, negative and financial covenants, including minimum net worth, debt service coverage and leverage ratio requirements and dividend payout and REIT status requirements. The Credit Agreement also includes usual and customary events of default and remedies for facilities of this nature. Based on the Company’s analysis and review of its results of operations and financial condition, as of December 31, 2013, the Company believes it was in compliance with the covenants of the Credit Agreement.
Subsequent to December 31, 2013, the Company entered into a third modification agreement which increased the line of credit to $75.0 million, as discussed in Note 16 to these consolidated financial statements.
Maturities
The following table summarizes the scheduled repayment of the Line of Credit assuming no changes to the borrowing base assets and no extension is elected by the Company (in thousands):

Year ending December 31,	Principal Repayments
2014	$43,900
Thereafter	—
Total	$43,900
NOTE 8 — ACQUIRED BELOW MARKET LEASE INTANGIBLES
Acquired below market lease intangibles consisted of the following (in thousands, except weighted average life amounts):

	As of December 31,
	2013	2012
Acquired below market leases, net of accumulated amortization of $126 and $51,
respectively (with a weighted average life remaining of 15.3 and 19.5 years, respectively)	$1,348	$903
During the years ended December 31, 2013, 2012 and 2011, $75,000, $49,000 and $2,000, respectively, were recorded as an increase to rental and other property income resulting from the amortization of the intangible lease liabilities.
As of December 31, 2013, the estimated amortization of the intangible lease liabilities for each of the five succeeding fiscal years is as follows (in thousands):

Amortization of
Year ending December 31,	Below Market Leases
2014	$111
2015	$109
2016	$106
2017	$104
2018	$92
NOTE 9 — COMMITMENTS AND CONTINGENCIES
Litigation
In the ordinary course of business, the Company may become subject to litigation or claims. The Company is not aware of any pending legal proceedings of which the outcome is reasonably possible to have a material effect on its results of operations, financial condition or liquidity.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Environmental Matters
In connection with the ownership and operation of real estate, the Company potentially may be liable for costs and damages related to environmental matters. The Company owns certain properties that are subject to environmental remediation. In each case, the seller of the property, the tenant of the property and/or another third party has been identified as the responsible party for environmental remediation costs related to the respective property. Additionally, in connection with the purchase of certain of the properties, the respective sellers and/or tenants have indemnified the Company against future remediation costs. In addition, the Company carries environmental liability insurance on its properties that provides limited coverage for remediation liability and pollution liability for third-party bodily injury and property damage claims. Accordingly, the Company does not believe that it is reasonably possible that the environmental matters identified at such properties will have a material effect on its results of operations, financial condition or liquidity, nor is it aware of any environmental matters at other properties which it believes are reasonably possible to have a material effect on its results of operations, financial condition or liquidity.
NOTE 10 — RELATED-PARTY TRANSACTIONS AND ARRANGEMENTS
The Company has incurred, and will continue to incur, fees and expenses payable to Cole Advisors and certain of its affiliates in connection with the Offering, and the acquisition, management and performance of the Company’s assets.
Offering
In connection with the Offering, CCC, the Company’s dealer manager, will receive selling commissions, an asset-based dealer manager fee and/or an asset-based distribution fee, as summarized in the table below for each class of common stock:

	Selling Commission (1)	Dealer Manager Fee (2)	Distribution Fee (2)
W Shares	—	0.55%	—
A Shares	up to 3.75%	0.55%	0.50%
I Shares	—	0.25%	—
(1) The selling commission is based on the offering price for A Shares. The selling commission expressed as a percentage of NAV per A Share, rather than the offering price, would be up to 3.90%, subject to rounding and the effect of volume discounts the Company is offering on certain purchases of $150,001 or more of A Shares. Selling commissions will be deducted directly from the offering price for A Shares and paid to CCC. CCC will reallow 100% of the selling commissions on A Shares to participating broker-dealers.
(2) The dealer manager and distribution fees accrue daily in an amount equal to 1/365th of the percentage of NAV per W Share, A Share or I Share, as applicable, for such day on a continuous basis. CCC, in its sole discretion, may reallow a portion of the dealer manager fee and distribution fee to participating broker-dealers.
All organization and offering expenses associated with the sale of the Company’s common stock (excluding selling commissions, the distribution fee and the dealer manager fee) are paid for by Cole Advisors or its affiliates and can be reimbursed by the Company up to 0.75% of the aggregate gross offering proceeds, excluding selling commissions charged on A Shares sold in the Primary Offering. As of December 31, 2013, Cole Advisors or its affiliates had paid organization and offering costs in excess of the 0.75% in connection with the Offering. These excess costs were not included in the financial statements of the Company because such costs were not a liability of the Company as they exceeded 0.75% of gross proceeds from the Offering. As the Company raises additional proceeds from the Offering, these excess costs may become payable to Cole Advisors.
The Company recorded fees and expense reimbursements as shown in the table below for services provided by Cole Advisors and its affiliates related to the services described above during the years indicated (in thousands):

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	Year Ended December 31,
	2013	2012	2011
Offering:
Selling commissions	$16	$—	$—
Selling commissions reallowed by CCC	$16	$—	$—
Distribution fee	$—	$—	$—
Dealer manager fees	$229	$34	$4
Dealer manager fees reallowed by CCC	$7	$—	$—
Organization and offering expense reimbursement	$406	$28	$75
CCC waived its right to receive its dealer manager fee for the six months ended June 30, 2012; accordingly, no amounts were recorded during such period. In addition, no selling commissions or distribution fees were recorded during the nine months ended September 30, 2013 or during the years ended December 31, 2012 and 2011.
Acquisitions, Operations and Performance
The Company pays Cole Advisors an asset-based advisory fee that is payable in arrears on a monthly basis and accrues daily in an amount equal to 1/365th of 0.90% of the Company’s NAV for each class of common stock, for each day. Cole Advisors waived its right to receive advisory fees for the six months ended June 30, 2012; accordingly, no amounts were recorded during such period.
The Company will reimburse Cole Advisors for the operating expenses it paid or incurred in connection with the services provided to the Company, subject to the limitation that the Company will not reimburse for any amount by which its operating expenses (including the advisory fee) at the end of the four preceding fiscal quarters exceeds the greater of (1) 2% of average invested assets, or (2) 25% of net income other than any additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of assets for that period. Cole Advisors waived its right to receive operating expense reimbursements for the years ended December 31, 2013, 2012 and 2011; accordingly, the Company did not reimburse Cole Advisors for any such expenses during the years ended December 31, 2013, 2012 and 2011.
In addition, the Company will reimburse Cole Advisors for all out-of-pocket expenses incurred in connection with the acquisition of the Company’s investments. While most of the acquisition expenses are expected to be paid to third parties, a portion of the out-of-pocket acquisition expenses may be reimbursed to Cole Advisors or its affiliates. Acquisition expenses, together with any acquisition fees paid to third parties for a particular real estate-related asset, will in no event exceed 6% of the gross purchase price. Cole Advisors waived its right to receive acquisition expense reimbursements for the years ended December 31, 2013, 2012 and 2011; accordingly, the Company did not reimburse Cole Advisors for any such expenses during those years.
Cole Advisors has implemented an expense cap for each of the three months ended December 31, 2013, March 31, 2014 and June 30, 2014, whereby Cole Advisors will fund all general and administrative expenses of the Company that are in excess of an amount calculated by multiplying the average net asset value, or NAV, for the respective three month period by an annualized rate of 1.25% (the “Excess G&A”). General and administrative expenses, as presented in these consolidated financial statements, include, but are not limited to, legal fees, audit fees, board of directors costs, professional fees, escrow and trustee fees, insurance, state franchise and income taxes and fees for unused amounts on the Line of Credit. At Cole Advisors discretion, it may fund the Excess G&A through reimbursement to the Company or payment to third parties on behalf of the Company, but in no event will the Company be liable to Cole Advisors in future periods for such amounts paid or reimbursed.
As compensation for services provided pursuant to the advisory agreement, the Company will also pay Cole Advisors a performance-based fee calculated based on the Company’s annual total return to stockholders for each class of common stock (defined below), payable annually in arrears. The performance fee will be calculated such that for any calendar year in which the total return per share for a particular class exceeds 6% (the “6% Return”), Cole Advisors will receive 25% of the excess total return on such class above the 6% Return allocable to that class, but in no event will the Company pay Cole Advisors more than 10% of the aggregate total return, for that class, for such year. However, in the event the NAV per share of the Company’s W Shares, A Shares and I Shares decreases below the base NAV for the respective share class ($15.00, $16.72 and $16.82 for the W Shares, A Shares and I Shares, respectively) (the “Base NAV”), the performance-based fee for a respective class will not be calculated on any increase in NAV up to the Base NAV for the respective share class. In addition, the performance fee will not be paid with respect to any calendar year in which the NAV per share as of the last business day of the calendar year (the “Ending NAV”) for the respective share class is less than the Base NAV of that class. The Base NAV of any share class is subject to downward adjustment in the event that the Company’s board of directors, including a majority of the

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

independent directors, determines that such an adjustment is necessary to provide an appropriate incentive to Cole Advisors to perform in a manner that seeks to maximize stockholder value and is in the best interests of the Company’s stockholders. In the event of any stock dividend, stock split, recapitalization or similar change in the Company’s capital structure, the Base NAV for the respective share class shall be ratably adjusted to reflect the effect of any such event.
The total return to stockholders is defined, for each class of the Company’s common stock, as the change in NAV per share plus distributions per share for such class. The NAV per share for a class calculated on the last trading day of a calendar year shall be the amount against which changes in NAV per share for such class are measured during the subsequent calendar year. Therefore, for each class of the Company’s common stock, payment of the performance-based component of the advisory fee (1) is contingent upon the Company’s actual annual total return exceeding the 6% Return and the Ending NAV per share for the respective share class being greater than the Base NAV of that class, (2) will vary in amount based on the Company’s actual performance, (3) cannot cause the Company’s total return as a percentage of stockholders’ invested capital for the year to be reduced below 6%, and (4) is payable to Cole Advisors if the Company’s total return exceeds the 6% Return in a particular calendar year, even if the total return to stockholders (or any particular stockholder) on a cumulative basis over any longer or shorter period has been less than 6% per annum. Cole Advisors will not be obligated to return any portion of advisory fees paid based on the Company’s subsequent performance.
The Company recorded fees and expense reimbursements as shown in the table below for services provided by Cole Advisors or its affiliates related to the services described above during the years indicated (in thousands):

	Year Ended December 31,
	2013	2012	2011
Acquisitions, Operations and Performance:
Acquisition expense reimbursement	$—	$—	$—
Advisory fee	$375	$56	$6
Operating expense reimbursement	$—	$—	$—
Performance fee	$431	$143	$—
Due to Affiliates
As of December 31, 2013, $829,000 was due to Cole Advisors and its affiliates related to performance fees, advisory, distribution and dealer manager fees, organization and offering expenses, and escrow deposits and acquisition expenses that were paid on the Company’s behalf in connection with the acquisition of the Company’s properties and were included in due to affiliates on the consolidated balance sheet. As of December 31, 2012, $335,000 was due to Cole Advisors and its affiliates, related to performance fees, advisory and dealer manager fees, and organization and offering expenses and were included in due to affiliates on the consolidated balance sheet.
NOTE 11 — ECONOMIC DEPENDENCY
Under various agreements, the Company has engaged or will engage Cole Advisors and its affiliates to provide certain services that are essential to the Company, including asset management services, supervision of the management and leasing of properties owned by the Company, asset acquisition and disposition decisions, the sale of shares of the Company’s common stock available for issuance, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Cole Advisors and its affiliates. In the event that these companies are unable to provide the Company with these services, the Company would be required to find alternative providers of these services.
NOTE 12 — STOCKHOLDERS’ EQUITY
As of December 31, 2013, the Company was authorized to issue up to 500,000,000 shares of capital stock. Of the total number of shares of capital stock authorized (a) 490,000,000 shares are designated as common stock, 164,000,000 of which are classified as W Shares, 163,000,000 of which are classified as A Shares, and 163,000,000 of which are classified as I Shares, and (b) 10,000,000 shares are designated as preferred stock. All shares of such stock have a par value of $0.01 per share. The Company’s board of directors may amend the charter from time to time to increase or decrease the aggregate number of authorized shares of capital stock or the number of authorized shares of capital stock of any class or series without stockholder approval. During the year ended December 31, 2013, the Company issued a total of 3.3 million shares including 38,000 shares issued under the DRIP, for gross proceeds of $54.1 million. As of December 31, 2013, the Company had issued 4.2 million shares of common stock for cumulative gross proceeds of $67.8 million.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

NAV per Share Calculation
The Company’s per share purchase and redemption price for each class varies from day-to-day. The Company has engaged an independent valuation expert which has expertise in appraising commercial real estate assets and related liabilities, to provide, on a rolling quarterly basis, valuations of each of the Company’s commercial real estate assets and related liabilities to be set forth in individual appraisal reports, and to adjust those valuations for events known to the independent valuation expert that it believes are likely to have a material impact on previously provided estimates of the value of the affected commercial real estate assets or related real estate liabilities. In addition, the calculation of NAV for each class includes liquid assets, which are priced daily using third party pricing services, and cash and cash equivalents.
The Company has retained an independent fund accountant to calculate the daily NAV for each class, which uses a process that reflects (1) estimated values of each of the Company’s commercial real estate assets, related liabilities and notes receivable secured by real estate provided periodically by the Company’s independent valuation expert, in individual appraisal reports, (2) daily updates in the price of liquid assets for which third party market quotes are available, (3) accruals of the daily distributions for each class, and (4) estimates of daily accruals, on a net basis, of the Company’s operating revenues, expenses, including class-specific expenses, debt service costs and fees, including class-specific fees. Selling commissions will have no effect on the NAV of any class.
The result of this calculation is the NAV for each class of shares as of the end of any business day. The NAV per share is determined by allocating the NAV to each share class based on its respective ownership percentage. The NAV for each class is then be adjusted for contributions, redemptions and accruals of the class’s daily distributions and estimates of class-specific fee and expense accruals. Distributions reflect the daily distribution rate set by the Company’s board of directors, which may vary for each class. The NAV per share for each class is determined by dividing such class’s NAV on such day by the number of shares outstanding for that class as of the end of such business day, prior to giving effect to any share purchases or redemptions to be effected on such day. At regularly scheduled board of directors meetings, the Company’s board of directors reviews the process by which the Company’s advisor estimated the daily accruals and the independent fund accountant calculated the NAV per share, and the operation and results of the process to determine NAV per share generally. The Company’s NAV is not calculated in accordance with GAAP and is not audited by the independent registered public accounting firm.
Distribution Reinvestment Plan
Pursuant to the DRIP, the Company allows stockholders to elect to have their distributions reinvested in additional shares of the Company’s common stock. The purchase price for shares under the DRIP is equal to the NAV per share on the date that the distribution is payable, after giving effect to the distribution. During the years ended December 31, 2013 and 2012, 38,000 and 460 shares were purchased under the DRIP for $634,000 and $8,000, respectively. No shares were purchased under the DRIP during the year ended December 31, 2011.
Share Redemption Program
The Company has adopted a share redemption plan whereby on any business day, stockholders may request that the Company redeem all or any portion of their shares, subject to certain limitations described below. Pursuant to the share redemption program, the Company will initially redeem shares at a redemption price per share on any business day equal to the Company’s NAV per share for the class of shares being redeemed, without giving effect to any share purchases or redemptions to be effected on such day, less any applicable short-term trading fees. Subject to limited exceptions, stockholders who redeem their shares within the first 365 days from the date of purchase will be subject to a short-term trading fee of 2% of the aggregate NAV per share of the shares of common stock received.
In each calendar quarter, net redemptions will be limited to 5% of the Company’s total NAV as of the end of the immediately preceding quarter. If less than the full 5% limit available for a quarter is used, the unused percentage will be carried over to the next quarter (the “Carryover Percent”), but the maximum carryover percentage will never exceed 15% in the aggregate, and net redemptions in any quarter may never exceed 10% of the prior quarter’s NAV. On each business day, the Company will calculate the maximum amount available for redemptions as 5% plus the Carryover Percent times the prior quarter-end’s NAV, plus share sales for the quarter, minus share redemptions for the quarter (the “Quarterly Limit”). Redemption requests will be satisfied on a first-come-first-served basis up to the Quarterly Limit. A redemption request must be received by 4:00 p.m. Eastern Time on the last business day that the New York Stock Exchange is open for trading prior to the end of a calendar quarter in order for the current Quarterly Limit to apply.
For the quarter following a quarter in which the Company reached its Quarterly Limit (a “Limit Quarter”), a 5% per quarter redemption limitation will apply on a stockholder by stockholder basis, such that each of the Company’s stockholders will be allowed to request a redemption, at any time during that quarter, for a total of up to 5% of the shares they held as of the last day of the Limit Quarter, plus shares, if any, that the stockholder purchases during the in-progress quarter (the “Flow-

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

regulator”). This prospective methodology for allocating available funds daily during a quarter for which a Flow-regulator is in effect (a “Flow-regulated Quarter”) is designed to treat all stockholders equally during the quarter as a whole, regardless of the particular day during the quarter when they choose to submit their redemption requests, based on the number of shares held by each stockholder as of the prior quarter-end.
If, during a Flow-regulated Quarter, total redemptions for all stockholders in the aggregate are more than two and one-half percent of our total NAV as of the end of the immediately preceding quarter, then the Flow-regulator will continue to apply for the next succeeding quarter. If total redemptions for all stockholders in the aggregate during a Flow-regulated Quarter are equal to or less than two and one-half percent of our total NAV as of the end of the immediately preceding quarter, then the first-come, first-served Quarterly Limit discussed above will come back into effect for the next succeeding quarter, with the Quarterly Limit consisting of five percent plus any remaining amount of the Carryover Percent from the last quarter before the Flow-regulated Quarter (subject to the 10% quarterly limit).
The Company has adopted several restrictions with respect to the redemption of 627,979 and 38,688 W Shares owned by CHC Investments LLC and a trust to which a former director of the Company was a trustee, respectively. The Company will not allow these shareholders to redeem such shares until the Company has raised $100.0 million in the Offering. Redemption requests made for these shares will only be accepted (1) on the last business day of a calendar quarter, (2) after all redemption requests from all other stockholders for such quarter have been accepted and (3) to the extent that such redemptions do not cause net redemptions to exceed 5% of the Company’s total NAV as of the end of the immediately preceding quarter. Redemption requests for these shares will otherwise be subject to the same limitations as other stockholder redemption requests as described above.
In addition, as of December 31, 2013, CREI, as the successor to CHC, owned 13,333 W Shares. CREI was prohibited from selling these shares, which represents the initial investment in the Company, for so long as the Company’s sponsor was CREI or an affiliate of CREI; provided, however, that CREI could transfer ownership of all or a portion of such shares to other affiliates of the Company’s sponsor. Subsequent to December 31, 2013, the ownership of such shares was transferred to ARC Properties Operating Partnership, L.P. as discussed in Note 16 to these consolidated financial statements.
The Company may fund redemptions with proceeds from any available source, including, but not limited to, available cash, proceeds from sales of additional shares, excess cash flow from operations, sales of liquid investments, incurrence of indebtedness and, if necessary, proceeds from the disposition of real estate properties or real estate-related assets. The Company may reserve borrowing capacity under its Line of Credit and elect to borrow against the Line of Credit in part to redeem shares presented for redemption during periods when the Company does not have sufficient proceeds from the sale of shares to fund all redemption requests. Additionally, the Company’s board of directors may modify or suspend its redemption plan at any time in its sole discretion if it believes that such action is in the best interest of the stockholders.
As of December 31, 2013, the quarterly redemption capacity was equal to 10% of the Company’s NAV and this amount was recorded as redeemable common stock on the consolidated balance sheet for a total of $7.0 million.
During the year ended December 31, 2013, the Company received redemption requests for, and redeemed approximately 39,000 W Shares of common stock for $627,000.
NOTE 13 — INCOME TAXES
For federal income tax purposes, distributions to stockholders are characterized as ordinary dividends, capital gain distributions, or nontaxable distributions. Nontaxable distributions will reduce U.S stockholders’ basis (but not below zero) in their shares. The following table shows the character of the distributions we paid on a percentage basis for the years ended December 31, 2013 and 2012:

Character of Distributions (unaudited):	2013	2012
Ordinary dividends	33.2%	2.5%
Nontaxable distributions	66.8%	97.5%
Total	100%	100%
As of December 31, 2013, the tax basis carrying value of the Company’s land and depreciable real estate assets was $102.2 million. During the years ended December 31, 2013 and 2012, the Company distributed as dividends to its shareholders 100% of its taxable income for federal income tax purposes. Accordingly, no provision for federal income taxes related to such taxable income was recorded on the Company's financial statements. During the years ended December 31, 2013 and 2012, the

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Company incurred state and local income and franchise taxes of $35,000 and $22,000, respectively, which were recorded in general and administrative expenses on the consolidated statements of operations.
The Company had no unrecognized tax benefits as of or during the years ended December 31, 2013 and 2012. Any interest and penalties related to unrecognized tax benefits would be recognized within the provision for income taxes in the accompanying consolidated statements of operations. The Company files income tax returns in the U.S. federal jurisdiction, as well as various state jurisdictions, and is subject to routine examinations by the respective tax authorities.

For the taxable year ended December 31, 2011, the Company was not taxed as a REIT and as such, none of the distributions declared were taxable to the stockholder. Rather, the Company elected to be taxed as a qualified subchapter S subsidiary of its sole stockholder under Section 1361(b)(3)(B) of the Internal Revenue Code for the taxable year ended December 31, 2011. As such, the Company has no income tax provision recorded in its consolidated financial statements for the year ended December 31, 2011.
NOTE 14 — OPERATING LEASES
The Company’s real estate properties are leased to tenants under operating leases for which the terms and expirations vary. As of December 31, 2013, the leases had a weighted-average remaining term of 12.8 years. The leases may have provisions to extend the lease agreements, options for early termination after paying a specified penalty, rights of first refusal to purchase the property at competitive market rates, and other terms and conditions as negotiated. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. As of December 31, 2013, the future minimum rental income from the Company’s investment in real estate assets under non-cancelable operating leases, assuming no exercise of renewal options for the succeeding five fiscal years was as follows (in thousands):

Year ending December 31,	Future Minimum Rental Income
2014	$8,155
2015	8,005
2016	7,964
2017	7,895
2018	7,781
Thereafter	64,297
Total	$104,097
NOTE 15 — QUARTERLY RESULTS (UNAUDITED)
Presented below is a summary of the unaudited quarterly financial information for the years ended December 31, 2013 and 2012 (in thousands, except per share amounts). In the opinion of management, the information for the interim periods presented include all adjustments, which are of a normal and recurring nature, necessary to present a fair presentation of the results for each period.

	December 31, 2013
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$780	$994	$1,361	$1,954
Operating income (loss)	158	75	(153)	330
Net loss	(22)	(97)	(389)	(26)
Basic and diluted net loss per common share	(0.02)	(0.05)	(0.13)	(0.01)
Distributions declared per common share	0.22	0.22	0.22	0.25

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	December 31, 2012
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$660	$668	$660	$700
Operating income	249	201	168	117
Net income (loss)	47	(6)	(35)	(86)
Basic and diluted net income (loss) per common share	0.07	(0.01)	(0.05)	(0.11)
Distributions declared per common share	0.21	0.21	0.21	0.21

NOTE 16 — SUBSEQUENT EVENTS
Investment in Real Estate Assets
Subsequent to December 31, 2013, the Company acquired a 100% interest in five real estate properties for an aggregate purchase price of $9.4 million. The acquisitions were funded with proceeds from the Offering.
Status of the Offering
As of March 25, 2014, the Company had received $78.9 million in gross offering proceeds through the issuance of approximately 4.8 million shares of its common stock in the Offering (including shares issued pursuant to the DRIP).
Line of Credit
Subsequent to December 31, 2013, Cole OP entered into a third modification agreement (the “Third Modification Agreement”) with JPMorgan Chase, which exercised $25.0 million of the $200.0 million accordion feature in the Credit Agreement, and increased the allowable borrowings up to $75.0 million in revolving loans. The Third Modification Agreement contains customary representations, warranties and borrowing conditions. Cole OP paid certain fees under the Third Modification Agreement, including an up-front fee. Additionally, Cole OP increased the Borrowing Base to $57.0 million.
Subsequent to December 31, 2013, the Company borrowed $7.0 million and repaid $9.5 million of the amounts outstanding under the Line of Credit. As of March 25, 2014, the Company had $41.4 million outstanding under the Line of Credit, with a weighted average interest rate of 2.74%, and $15.6 million available for borrowing.
Cap on General and Administrative Expenses
As discussed in Note 10 to these consolidated financial statements, Cole Advisors stated that it will continue the existing expense cap for the three months ending March 31, 2014 and June 30, 2014, whereby Cole Advisors will fund all Excess G&A of the Company for the three months ending March 31, 2014 and June 30, 2014, respectively.
ARCP Merger
On February 7, 2014, ARCP acquired Cole pursuant to a transaction whereby Cole merged with and into the Merger Sub, with Merger Sub surviving as a wholly owned subsidiary of ARCP. ARCP is a self-managed publicly traded Maryland corporation listed on The NASDAQ Global Select Market, focused on acquiring and owning single tenant freestanding commercial properties subject to net leases with high credit quality tenants. As a result of the ARCP Merger, ARCP indirectly owns and/or controls the Company’s external advisor, Cole Advisors, the Company’s dealer manager, CCC, the Company’s property manager, CREI Advisors, and the Company’s sponsor, Cole Capital. Despite the indirect change of control that occurred for the Company’s advisor, dealer manager, property manager and sponsor as a result of the consummation of the ARCP Merger, such entities are expected to continue to serve in their respective capacities to the Company.
In connection with the ARCP Merger, Christopher H. Cole and Marc T. Nemer voluntarily resigned as members of the Company’s board of directors, effective as of February 7, 2014. These resignations were not a result of any disagreements with the Company on any matter relating to the Company’s operations, policies or practices. In connection with the resignations of Messrs. Cole and Nemer, the board of directors appointed Nicholas S. Schorsch and William M. Kahane as directors of the Company effective as of February 7, 2014 to fill the vacancies on the board of directors resulting from the resignations of Messrs. Cole and Nemer. Messrs. Schorsch and Kahane will each serve until the Company’s next annual meeting of stockholders and until his respective successor is duly elected and qualifies or until his earlier resignation or removal in accordance with the Company’s organizational documents and applicable law.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

In addition, Mr. Cole stepped down from his roles as the chairman, president and chief executive officer of the Company, effective as of February 7, 2014. In connection with such resignation, the board of directors appointed Mr. Schorsch as chairman, president and chief executive officer of the Company effective as of February 7, 2014.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
SCHEDULE III – REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION
(in thousands)

					Gross Amount
					at Which
		Initial Costs to Company		Total	Carried At	Accumulated
			Buildings &	Adjustment	December 31, 2013	Depreciation	Date	Date
Description (a)	Encumbrances	Land	Improvements	to Basis	(b) (c)	(d) (e)	Acquired	Constructed
Real Estate Held for Investment the Company Has Invested in Under Operating Leases
Advance Auto:
Macomb Township, MI	(f)	$718	$1,146	$—	$1,864	$63	12/20/2011	2009
Sedalia, MO	(f)	374	1,187	—	1,561	10	9/23/2013	2013
Algonac Plaza:
Algonac, MI	(f)	1,097	7,718	—	8,815	87	8/30/2013	2002
CVS:
Austin, TX	(f)	1,417	1,579	—	2,996	84	12/8/2011	1997
Erie, PA	(f)	1,007	1,157	—	2,164	61	12/9/2011	1999
Mansfield, OH	(f)	270	1,691	—	1,961	89	12/9/2011	1998
Wisconsin Rapids, WA	—	518	2,148	—	2,666	2	12/13/2013	2013
Dollar General:
Berwick, LA	(f)	141	1,448	—	1,589	45	11/30/2012	2012
Independence, MO	—	276	1,017	—	1,293	22	3/15/2013	2012
Sardis City, AL	(f)	334	1,058	—	1,392	17	6/26/2013	2012
St. Joseph, MO	—	197	972	—	1,169	20	4/2/2013	2013
FedEx:
Elko, NV	(f)	186	2,024	—	2,210	35	5/28/2013	2012
Norfolk, NE	(f)	618	2,499	—	3,117	25	8/19/2013	2013
Spirit Lake, IA	—	115	2,501	—	2,616	3	12/12/2013	2013
Fresenius Medical Care:
Baton Rouge (Foster), LA	(f)	145	696	—	841	26	1/22/2013	2006
Baton Rouge (Howell), LA	(f)	215	1,423	—	1,638	45	1/22/2013	2008
Jo-Ann's
Roseville, MI	(f)	506	2,747	—	3,253	25	9/30/2013	1996
Kum & Go
Cedar Rapids, IA	—	630	1,679	—	2,309	30	5/3/2013	2011
Lowe's
Fremont, OH	—	1,287	7,125	—	8,412	9	12/11/2013	1996
Mattress Firm
Gadsden, AL	(f)	393	1,413	—	1,806	20	6/10/2013	2012
Natural Grocers
Prescott, AZ	—	795	2,802	—	3,597	54	5/6/2013	2012
PetSmart
Little Rock, AR	(f)	1,283	2,820	—	4,103	36	7/19/2013	1996
Sherwin-Williams
Douglasville, GA	(f)	417	578	—	995	6	8/2/2013	2009
Lawrenceville, GA	(f)	320	845	—	1,165	7	9/24/2013	2013
Sunoco
Merritt Island, FL	(f)	577	1,762	—	2,339	31	4/12/2013	2008
Tellico Greens
Loudon, TN	—	823	3,959	—	4,782	4	12/20/2013	2008
The Parke:
San Antonio, TX	(f)	6,912	148	171	7,231	39	12/9/2011	2008
TJ Maxx
Danville, IL	(f)	271	2,528	—	2,799	23	9/23/2013	2013
Tractor Supply:
Brunswick, GA	(f)	438	2,268	—	2,706	133	12/9/2011	2008
Lockhart, TX	(f)	464	2,046	—	2,510	116	12/8/2011	2008
Walgreens:
Albuquerque, NM	(f)	789	1,609	9	2,407	84	12/7/2011	1995
Reidsville, NC	(f)	610	3,801	—	4,411	200	12/8/2011	2008
TOTAL:	(f)	$24,143	$68,394	$180	$92,717	$1,451

S-1

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
SCHEDULE III – REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION
(in thousands)

(a) As of December 31, 2013, the Company owned 29 single tenant, freestanding retail properties and three multi-tenant retail properties.
(b) The aggregate cost for federal income tax purposes was approximately $102.2 million.
(c) The following is a reconciliation of total real estate carrying value for the years ended December 31:

	2013	2012	2011
Balance, beginning of period	$29,839	$28,069	$—
Additions
Acquisitions	62,878	1,590	28,069
Improvements	—	180	—
Total additions	62,878	1,770	28,069
Deductions
Cost of real estate sold	—	—	—
Total deductions	—	—	—
Balance, end of period	$92,717	$29,839	$28,069
(d) The following is a reconciliation of accumulated depreciation for the years ended December 31:

	2013	2012	2011
Balance, beginning of period	$440	$17	$—
Additions
Acquisitions - Depreciation Expense for Building & Tenant Improvements Acquired	990	420	17
Improvements - Depreciation Expense for Tenant Improvements & Building Equipment	21	3	—
Total additions	1,011	423	17
Deductions
Cost of real estate sold	—	—	—
Total deductions	—	—	—
Balance, end of period	$1,451	$440	$17
(e) The Company’s assets are depreciated or amortized using the straight-line method over the useful lives of the assets by class. Generally, tenant improvements are amortized over the respective lease term and buildings are depreciated over 40 years.
(f) Part of the Line of Credit’s Borrowing Base. As of December 31, 2013, the Company had $43.9 million outstanding under the Line of Credit.

S-2

APPENDIX B

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.

COLE CAPITAL™
866.907.2653

INITIAL SUBSCRIPTION AGREEMENT FOR THE PURCHASE OF COMMON STOCK

A INVESTMENT (a separate Initial Subscription Agreement is required for each initial investment)

Investors should not sign this Initial Subscription Agreement for the offering unless they have received the current Prospectus.

1. Account Type (Please consult your financial advisor and check one of the following options pertaining to the class of shares you intend to purchase. The Prospectus contains additional information regarding the share classes, including the different fees and commissions which are payable with respect to each class.)

☐ Wrap Shares (W Shares) ☐ Advisor Shares (A Shares) ☐ Institutional Shares (I Shares)

2. This subscription is in the amount of $ ______________ ☐ Check if amount is estimated

☐ Initial Subscription (minimum $2,500 for W Shares and A Shares and minimum $2,000,000 for I Shares)

☐ Additional Subscription (complete all sections except for B and D *or* complete the separate simplified Additional Subscription Agreement)

Existing Account # ______________

3. Payment will be made with: ☐ Enclosed Check (Make check payable to Cole REIT) ☐ Funds wired ☐ Funds to follow

☐ ACH (Copy of voided check required)

☐ Checking ☐ Savings

Financial Institution ______________

Routing/Transit # ______________ Account # ______________

B TYPE OF REGISTRATION (please complete either section 1 or 2, but not both, and section 3, if applicable)

1. Non-Qualified Registration

☐ Individual Ownership (one signature required)
☐ Joint Tenants with Right of Survivorship (all parties must sign)
☐ Community Property (all parties must sign)
☐ Tenants-in-Common (all parties must sign)
☐ Trust (trustee or grantor signatures and trust documents or Cole Trustee Certification of Investment Power required)

Name of Trust ______________

Date of Trust ______________ Tax ID # (if applicable) ______________

☐ Transfer on Death (fill out TOD Form to effect designation)
☐ Uniform Gifts to Minors Act or Uniform Transfer to Minors Act (UGMA/UTMA adult custodian signature required)

State of ______________

Custodian for (minor's name) ______________

☐ Corporate Ownership (authorized signature and Corporate Resolution or Cole Corporate Resolution Form required)
☐ S-corp ☐ C-corp (will default to S-corp if nothing is marked)
☐ Partnership Ownership (authorized signature and Partnership paperwork or Cole Corporate Resolution Form required)
☐ Limited Liability Company (authorized signature and LLC paperwork or Cole Corporate Resolution Form required)
☐ Taxable Pension or Profit Sharing Plan (authorized signature and Plan paperwork required)
☐ Other (specify) ______________

2. Qualified Registration

☐ Traditional IRA
☐ Roth IRA
☐ Keogh Plan
☐ Simplified Employee Pension/Trust (S.E.P.)
☐ Pension or Profit Sharing Plan (exempt under 401(a))
☐ Non-custodial ☐ Custodial

Plan Name ______________ Tax ID # ______________

☐ Other (specify) ______________

3. Custodian or Clearing Firm/Platform Information, if applicable (send all paperwork directly to the Custodian or Clearing Firm/Platform)

Name ______________

Street/PO Box ______________

City ______________ State ______________ Zip ______________

Custodian Tax ID # (provided by Custodian) ______________

Custodian or Clearing Firm/Platform Account # ______________

Custodian Phone ______________

B-1

C REGISTRATION INFORMATION

Investor or Trustee Name

Mailing Address

City State Zip

Phone Business Phone

Email Address

SSN or Tax ID # Date of Birth

Street Address (if different from mailing address or mailing address is a PO Box)

City State Zip

Co-Investor or Co-Trustee Name (if applicable)

Mailing Address

City State Zip

Phone Business Phone

SSN or Tax ID # Date of Birth

☐ Cole Employee or Affiliate

Volume Discounts

I am (we are) making, or previously have made, investments in the following Cole Real Estate Income Strategy (Daily NAV), Inc. (Cole Income NAV) A Share account. A volume discount, if any, will be applied on an investor/account – specific basis. No "householding" or aggregated purchases for related accounts is permitted. All holdings are subject to verification.

Eligible Account # SSN or Tax ID #

D DISTRIBUTION INSTRUCTIONS (will default to Address of Record or Custodian if nothing is marked)

Complete this section to enroll in the Distribution Reinvestment Plan or to elect how you wish to receive your distributions.

☐ Reinvest pursuant to Distribution Reinvestment Plan
☐ Send to Custodial Account (listed in Section B-3)
☐ Mail to Address of Record (Non-custodial accounts only)
☐ Mail to Brokerage Account or Third Party (Non-custodial accounts only)

Note: All custodial account distributions not reinvested pursuant to the distribution reinvestment plan will be sent to the custodian.

☐ Direct Deposit (Non-custodial accounts only)
☐ Checking ☐ Savings

Payee Name

Account #

Mailing Address

City State Zip

Account #

Financial Institution

Routing/Transit #

☐ Check if banking information is same as provided in Section A-3

By signing this agreement, I authorize Cole Income NAV to deposit distributions into the account specified in Section D, and to debit that account in the amount of any distribution deposited in error. If I withdraw deposits made in error, I authorize Cole Income NAV to retain future distributions until the erroneous deposits are recovered. This authorization is effective until terminated in writing by either party.

E INVESTOR(S) ACKNOWLEDGEMENTS AND SIGNATURES (Investor(s) must initial each of sections 1-6 and those sections of 7-18 as appropriate)

I (we) (or, in the case of fiduciary accounts, the person authorized to sign on my (our) behalf) hereby acknowledge and/or represent the following:

INVESTOR | CO-INVESTOR

_____ | _____ 1. I (we) have received the final Prospectus, whether over the Internet, on a CD-ROM, paper copies, or any other delivery method, relating to the shares of Cole Income NAV.

_____ | _____ 2. Excluding home, home furnishings and automobiles, I (we) either: (i) have a net worth of at least $70,000 and had during the last year or estimate that I (we) will have in the current year gross income of at least $70,000; or (ii) have a net worth of at least $250,000. In the case of sales to fiduciary accounts, the specific requirements shall be met by the beneficiary, the fiduciary account or by the donor or grantor who directly or indirectly supplies the funds for the purchase of the shares.

B-2

INVESTOR | CO-INVESTOR

____|____ 3. I am (we are) purchasing the shares for my (our) own account, or if I am (we are) purchasing shares on behalf of a trust or other entity of which I am (we are) trustee(s) or authorized agent(s), I (we) have due authority to execute this Subscription Agreement and do hereby legally bind the trust or other entity of which I am (we are) trustee(s) or authorized agent(s).

____|____ 4. I (we) acknowledge that this investment is not guaranteed, and may lose value.

____|____ 5. I (we) acknowledge that distributions are not guaranteed.

____|____ 6. I (we) acknowledge that the shares are not liquid.

____|____ 7. For **Alabama** residents: My (our) liquid net worth is at least 10 times my (our) investment in Cole Income NAV and similar programs.

____|____ 8. For **California** residents: I (we) either: (i) have a net worth of at least $75,000 and had during the last year or estimate that I (we) will have in the current year gross income of at least $75,000; or (ii) have a net worth of at least $250,000. In addition, my (our) investment in Cole Income NAV does not exceed ten percent (10%) of my (our) net worth.

____|____ 9. For **Iowa** residents: Excluding home, furnishings and automobiles, I (we) either (i) have a minimum net worth of $100,000 and an annual income of $70,000, or (ii) have a minimum net worth of $350,000. In addition, my (our) investment in Cole Income NAV and its affiliates does not exceed 10% of my (our) "liquid net worth" (as defined in the Prospectus for Iowa investors).

____|____ 10. For **Kansas, Maine and Massachusetts** residents: I (we) acknowledge that it is recommended that I (we) should invest no more than 10% of my (our) "liquid net worth" (as defined in the Prospectus for Kansas, Maine and Massachusetts investors) in Cole Income NAV and the securities of similar direct participation programs.

____|____ 11. For **Kentucky and Michigan** residents: My (our) liquid net worth is at least 10 times my (our) maximum investment in Cole Income NAV.

____|____ 12. For **Nebraska** residents: Excluding home, furnishings and automobiles, I (we) either: (i) have a minimum net worth of $100,000 and an annual income of $70,000, or (ii) have a minimum net worth of $350,000. In addition, my (our) investment in Cole Income NAV does not exceed 10% of my (our) net worth.

____|____ 13. For **New Jersey** residents: Excluding home, home furnishings and automobiles, I (we) either (i) have a minimum liquid net worth (as defined in the Prospectus for New Jersey investors) of at least $150,000 and a minimum annual gross income of not less than $85,000, or (ii) have a minimum liquid net worth of at least $350,000. In addition, my (our) investment in Cole Income NAV, shares of its affiliates and other direct participation investments does not exceed ten percent (10%) of my (our) liquid net worth.

____|____ 14. For **New Mexico** residents: My (our) investment in Cole Income NAV and its affiliates does not exceed 10% of my (our) liquid net worth.

____|____ 15. For **North Dakota, Oregon and Pennsylvania** residents: My (our) net worth is at least 10 times my (our) investment in Cole Income NAV.

____|____ 16. For **Ohio** residents: My (our) investment in Cole Income NAV, its affiliates and other non-traded real estate investment programs does not in the aggregate exceed 10% of my (our) liquid net worth. "Liquid net worth" means that a portion of net worth (total assets exclusive of home, home furnishings and automobiles minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

____|____ 17. For **Tennessee** residents: I (we) have (excluding the value of my (our) home, home furnishings and automobiles) either (i) a minimum net worth of at least $500,000, or (ii) an annual gross income of at least $100,000 and a minimum net worth of at least $100,000.

____|____ 18. For **Texas** residents: I (we) have had (excluding the value of my (our) home, home furnishings and automobiles), during the last tax year, or I (we) estimate that I (we) will have during the current tax year, (a) a minimum net worth of $100,000 and a minimum annual gross income of $100,000, or (b) a minimum net worth of $500,000.

____|____ By initialing here I confirm I would like to go green and no longer receive in paper any documents that Cole can send to me electronically. If I decide later that I want to receive documents in paper, I can contact Cole Investor Services at 866.907.2653.

SUBSTITUTE W-9: I HEREBY CERTIFY under penalty of perjury that (i) the taxpayer identification number shown on this Initial Subscription Agreement is true, correct and complete, (ii) I am not subject to backup withholding either because I have not been notified that I am subject to backup withholding as a result of a failure to report all interest or distributions, or the Internal Revenue Service has notified me that I am no longer subject to backup withholding, and (iii) I am a U.S. person.

In no event may we accept a subscription of shares until at least five business days after the date on which the subscriber receives the final Prospectus. You will receive a confirmation of your purchase.

Notice is hereby given to each investor that by executing this agreement you are not waiving any rights you may have under the Securities Act of 1933, as amended, or any state securities laws.

Investor's Signature ____ Date ____ Custodian Signature ____ Date ____

Co-Investor's Signature ____ Date ____

You should not invest in Cole Income NAV unless you have read and understood this agreement and the Prospectus referred to above and understand the risks associated with an investment in Cole Income NAV. In deciding to invest in Cole Income NAV, you should rely only on the information contained in the Prospectus, and not on any other information or representations from any other person or source. Cole Income NAV and each person selling shares of Cole Income NAV common stock shall be responsible for making every reasonable effort to determine that such purchase of shares is a suitable and appropriate investment for each investor, based on the information provided by the prospective investor regarding the investor's financial situation and investment objectives.

B-3

F FINANCIAL ADVISOR INFORMATION (please complete 1 or 2)

1) REGISTERED INVESTMENT ADVISOR (RIA) REPRESENTATIVE (to be completed by RIA Representative)

a. Name of RIA Representative

Mailing Address

City State Zip

Phone

Email Address

b. Name of RIA Office

RIA IARD #

Name of Clearing Firm

Name of Broker-Dealer (if applicable)

Have you changed firm affiliation (since last purchase)?

☐ Yes ☐ No

2) REGISTERED REPRESENTATIVE (to be completed by selling Registered Representative)

a. Name of Registered Representative

Representative ID # Phone

Mailing Address

City State Zip

Email Address

b. Name of Broker-Dealer

Representative CRD #

Have you changed firm affiliation (since last purchase)?

☐ Yes ☐ No

G FINANCIAL ADVISOR SIGNATURES

Based on the information I obtained from the investor regarding the investor's financial situation and investment objectives, I hereby certify to Cole Capital Corporation, Cole Capital Advisors, Inc. and Cole Income NAV that I have reasonable grounds for believing that the purchase of the shares by the investor in Cole Income NAV is a suitable and appropriate investment for this investor.

Signature of Registered or RIA Representative

Signature of Broker-Dealer or Clearing Firm/Platform (if applicable)

☐ I am completing and signing this application pursuant to a power-of-attorney from the investor. I hereby certify that such power-of-attorney is legally valid and includes within its scope my completion and execution of this application on behalf of the investor.

ONCE COMPLETE, PLEASE DELIVER THIS FORM TO:

Via Fax:
1.877.616.1118

Via Regular Mail:
Cole Income NAV
DST Systems, Inc.
P.O. Box 219312
Kansas City, MO 64121-9312

Via Overnight/Express Mail:
Cole Income NAV
DST Systems, Inc.
430 West 7th Street
Kansas City, MO 64105

© 2014 Cole Capital Advisors, Inc. All rights reserved

INAV-AGMT-08(04-14)

B-4

APPENDIX C

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.

COLE CAPITAL™

866.907.2653

ADDITIONAL SUBSCRIPTION AGREEMENT FOR THE PURCHASE OF COMMON STOCK

This form may be used by any current investor in Cole Real Estate Income Strategy (Daily NAV), Inc. (Cole Income NAV) who desires to purchase additional shares within the same share class of Cole Income NAV currently owned and who purchased their shares directly from Cole Income NAV. Investors who desire to purchase shares in a new share class must complete the Cole Income NAV Initial Subscription Agreement. Investors who acquired shares other than through use of an Initial Subscription Agreement (e.g., through a transfer of ownership or TOD) and who wish to make additional investments must complete the Cole Income NAV Initial Subscription Agreement.

A INVESTMENT (a completed Additional Subscription Agreement is required for each additional investment)

1. This subscription is in the amount of $ ____________________ ☐ Check if amount is estimated

☐ Wrap Shares (W Shares) ☐ Advisor Shares (A Shares) ☐ Institutional Shares (I Shares)

2. Payment will be made with: ☐ Enclosed Check (Make check payable to Cole REIT) ☐ Funds wired ☐ Funds to follow

☐ ACH (Copy of voided check required)

____________________ ☐ Checking ☐ Savings

Financial Institution

____________________ ____________________

Routing/Transit # Account #

B REGISTRATION INFORMATION

____________________ ____________________

Existing Account Registration (name of Account) SSN or Tax ID #

____

Existing Account #

Volume Discounts

☐ I am (we are) making, or previously have made, investments in the Cole Income NAV A Share account listed above. A volume discount, if any, will be applied on an investor/account specific basis. No “householding” or aggregated purchases for related accounts is permitted. All holdings are subject to verification.

C INVESTOR(S) ACKNOWLEDGEMENTS AND SIGNATURES (Investor(s) must initial each of sections 1-6 and those sections of 7-18 as appropriate)

I (we) (or, in the case of fiduciary accounts, the person authorized to sign on my (our) behalf) hereby acknowledge and/or represent the following:

INVESTOR | CO-INVESTOR

____ | ____ 1. I (we) have received the final Prospectus, whether over the Internet, on a CD-ROM, paper copies, or any other delivery method, relating to the shares of Cole Income NAV.

____ | ____ 2. Excluding home, home furnishings and automobiles, I (we) either: (i) have a net worth of at least $70,000 and had during the last year or estimate that I (we) will have in the current year gross income of at least $70,000; or (ii) have a net worth of at least $250,000. In the case of sales to fiduciary accounts, the specific requirements shall be met by the beneficiary, the fiduciary account or by the donor or grantor who directly or indirectly supplies the funds for the purchase of the shares.

____ | ____ 3. I am (we are) purchasing the shares for my (our) own account, or if I am (we are) purchasing shares on behalf of a trust or other entity of which I am (we are) trustee(s) or authorized agent(s), I (we) have due authority to execute this Additional Subscription Agreement and do hereby legally bind the trust or other entity of which I am (we are) trustee(s) or authorized agent(s).

____ | ____ 4. I (we) acknowledge that this investment is not guaranteed, and may lose value.

____ | ____ 5. I (we) acknowledge that distributions are not guaranteed.

____ | ____ 6. I (we) acknowledge that the shares are not liquid.

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INVESTOR | CO-INVESTOR

_____|_____ 7. For **Alabama** residents: My (our) liquid net worth is at least 10 times my (our) investment in Cole Income NAV and similar programs.

_____|_____ 8. For **California** residents: I (we) either: (i) have a net worth of at least $75,000 and had during the last year or estimate that I (we) will have in the current year gross income of at least $75,000; or (ii) have a net worth of at least $250,000. In addition, my (our) investment in Cole Income NAV does not exceed ten percent (10%) of my (our) net worth.

_____|_____ 9. For **Iowa** residents: Excluding home, furnishings and automobiles, I (we) either (i) have a minimum net worth of $100,000 and an annual income of $70,000, or (ii) have a minimum net worth of $350,000. In addition, my (our) investment in Cole Income NAV and its affiliates does not exceed 10% of my (our) "liquid net worth" (as defined in the Prospectus for Iowa investors).

_____|_____ 10. For **Kansas, Maine and Massachusetts** residents: I (we) acknowledge that it is recommended that I (we) should invest no more than 10% of my (our) "liquid net worth" (as defined in the Prospectus for Kansas, Maine and Massachusetts investors) in Cole Income NAV and the securities of similar direct participation programs.

_____|_____ 11. For **Kentucky and Michigan** residents: My (our) liquid net worth is at least 10 times my (our) maximum investment in Cole Income NAV.

_____|_____ 12. For **Nebraska** residents: Excluding home, furnishings and automobiles, I (we) either: (i) have a minimum net worth of $100,000 and an annual income of $70,000, or (ii) have a minimum net worth of $350,000. In addition, my (our) investment in Cole Income NAV does not exceed 10% of my (our) net worth.

_____|_____ 13. For **New Jersey** residents: Excluding home, home furnishings and automobiles, I (we) either (i) have a minimum liquid net worth (as defined in the Prospectus for New Jersey investors) of at least $150,000 and a minimum annual gross income of not less than $85,000, or (ii) have a minimum liquid net worth of at least $350,000. In addition, my (our) investment in Cole Income NAV, shares of its affiliates and other direct participation investments does not exceed 10% of my (our) liquid net worth.

_____|_____ 14. For **New Mexico** residents: My (our) investment in Cole Income NAV and its affiliates does not exceed 10% of my (our) liquid net worth.

_____|_____ 15. For **North Dakota, Oregon and Pennsylvania** residents: My (our) net worth is at least 10 times my (our) investment in Cole Income NAV.

_____|_____ 16. For **Ohio** residents: My (our) investment in Cole Income NAV, its affiliates and other non-traded real estate investment programs does not in the aggregate exceed 10% of my (our) liquid net worth. "Liquid net worth" means that a portion of net worth (total assets exclusive of home, home furnishings and automobiles minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

_____|_____ 17. For **Tennessee** residents: I (we) have (excluding the value of my (our) home, home furnishings and automobiles) either (i) a minimum net worth of at least $500,000, or (ii) an annual gross income of at least $100,000 and a minimum net worth of at least $100,000.

_____|_____ 18. For **Texas** residents: I (we) have had (excluding the value of my (our) home, home furnishings and automobiles), during the last tax year, or I (we) estimate that I (we) will have during the current tax year, (a) a minimum net worth of $100,000 and a minimum annual gross income of $100,000, or (b) a minimum net worth of $500,000.

_____|_____ By initialing here I confirm I would like to go green and no longer receive in paper any documents that Cole can send to me electronically. If I decide later that I want to receive documents in paper, I can contact Cole Investor Services at 866.907.2653. If you are choosing to go green, please provide your email address here: ______________________________

SUBSTITUTE W-9: I HEREBY CERTIFY under penalty of perjury that (i) the taxpayer identification number shown on this Additional Subscription Agreement is true, correct and complete, (ii) I am not subject to backup withholding either because I have not been notified that I am subject to backup withholding as a result of a failure to report all interest or distributions, or the Internal Revenue Service has notified me that I am no longer subject to backup withholding, and (iii) I am a U.S. person.

In no event may we accept a subscription of shares until at least five business days after the date on which the subscriber receives the final Prospectus. You will receive a confirmation of your purchase.

Notice is hereby given to each investor that by executing this agreement you are not waiving any rights you may have under the Securities Act of 1933, as amended, or any state securities laws.

____
Investor's Signature Date

____
Custodian Signature Date

____
Co-Investor's Signature Date

You should not invest in Cole Income NAV unless you have read and understood this agreement and the Prospectus referred to above and understand the risks associated with an investment in Cole Income NAV. In deciding to invest in Cole Income NAV, you should rely only on the information contained in the Prospectus, and not on any other information or representations from any other person or source. Cole Income NAV and each person selling shares of Cole Income NAV common stock shall be responsible for making every reasonable effort to determine that such purchase of shares is a suitable and appropriate investment for each investor, based on the information provided by the prospective investor regarding the investor's financial situation and investment objectives.

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D FINANCIAL ADVISOR INFORMATION (please complete 1 or 2)

1) REGISTERED INVESTMENT ADVISOR (RIA) REPRESENTATIVE (to be completed by RIA Representative)

Name of RIA Representative

RIA IARD #

2) REGISTERED REPRESENTATIVE (to be completed by selling Registered Representative)

Name of Registered Representative

Representative and Branch ID #

E FINANCIAL ADVISOR SIGNATURES

Based on the information I obtained from the investor regarding the investor's financial situation and investment objectives, I hereby certify to Cole Capital Corporation, Cole Capital Advisors, Inc. and Cole Income NAV that I have reasonable grounds for believing that the purchase of the shares by the investor in Cole Income NAV is a suitable and appropriate investment for this investor.

Signature of Registered or RIA Representative

Signature of Broker-Dealer or Clearing Firm/Platform (if applicable)

☐ I am completing and signing this application pursuant to a power-of-attorney from the investor. I hereby certify that such power-of-attorney is legally valid and includes within its scope my completion and execution of this application on behalf of the investor.

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ONCE COMPLETE, PLEASE DELIVER THIS FORM TO:

Via Fax:
1.877.616.1118

Via Regular Mail:
Cole Income NAV
DST Systems, Inc.
P.O. Box 219312
Kansas City, MO 64121-9312

Via Overnight/Express Mail:
Cole Income NAV
DST Systems, Inc.
430 West 7th Street
Kansas City, MO 64105

© 2014 Cole Capital Advisors, Inc. All rights reserved

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